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Follow-Up Materials

06012852

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tencent Holdings Limited

*CURRENT ADDRESS

**FORMER NAME

PROCESSED APR 26 2006 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34792 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 4/26/06

82-34792

Tencent 腾讯

Tencent Holdings Limited
騰訊控股有限公司

Incorporated in the Cayman Islands with limited liability
於開曼群島註冊成立的有限公司
Stock Code 股份代號：700

腾讯网 QQ.com


QZone
SHOW
http://qqshow.qq.com
paipai 拍拍

智慧溝通 靈感無限
smart communication inspires

2005 年報
annual report


腾讯网
QQ.com
QQshow
领取你的绝版QQ秀

CONTENTS



CORPORATE INFORMATION

DIRECTORS

Executive Directors

Ma Huateng
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng
Iain Ferguson Bruce
Ian Charles Stone

AUDIT COMMITTEE

Iain Ferguson Bruce *(Chairman)*
Ian Charles Stone
Charles St Leger Searle

REMUNERATION COMMITTEE

Antonie Andries Roux *(Chairman)*
Li Dong Sheng
Ian Charles Stone

AUDITORS

PricewaterhouseCoopers
Certified Public Accountants

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

REGISTERED OFFICE

Century Yard, Cricket Square
Hutchins Drive, P.O. Box 2681 GT, George Town
Grand Cayman, Cayman Islands

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

5th to 10th Floor
FIYTA Hi-tech Building
Gaoxinnanyi Avenue
Southern District of Hi-tech Park
Shenzhen, 518057
The PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 3002, 30th Floor
Far East Finance Centre
16 Harcourt Road
Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Butterfield Fund Services (Cayman) Limited
Butterfield House
68 Fort Street, P.O. Box 705, George Town
Grand Cayman, Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

WEBSITE

www.tencent.com

STOCK CODE

700

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Year ended 31 December				
	2001	2002	2003	2004 (Restated)	**2005**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
Revenues	49,076	263,107	734,957	1,143,533	**1,426,395**
Gross profit	31,032	191,433	505,409	725,408	**956,526**
Profit before income tax	10,216	143,765	338,209	463,653	**437,055**
Profit for the year	10,216	140,707	322,196	441,119	**485,362**

CONDENSED CONSOLIDATED BALANCE SHEETS

	As at 31 December				
	2001	2002	2003	2004	**2005**
	RMB'000	RMB'000	RMB'000	RMB'000	**RMB'000**
ASSETS					
Non-current assets	16,868	38,851	91,139	309,454	**763,495**
Current assets	48,674	174,815	484,577	2,553,867	**2,663,627**
Total assets	65,542	213,666	575,716	2,863,321	**3,427,122**
EQUITY AND LIABILITIES					
Shareholders' equity	48,324	197,950	471,957	2,652,238	**2,928,413**
Non-current liabilities	—	3,058	988	—	**810**
Current liabilities	17,218	12,658	102,771	211,083	**497,899**
Total liabilities	17,218	15,716	103,759	211,083	**498,709**
Total equity and liabilities	65,542	213,666	575,716	2,863,321	**3,427,122**

CHAIRMAN'S STATEMENT


Qzone

I am pleased to present our annual report for the year ended 31 December 2005 to the shareholders.

OPERATING RESULTS

Total revenues for the year ended 31 December 2005 increased by 24.7% to RMB1,426.4 million compared with the same period last year. Revenues from our Internet value-added services ("IVAS") increase by 79.2% to RMB786.7 million, revenues from our mobile and telecommunications value-added services ("MVAS") decreased by 19.3% to RMB517.3 million and revenues from online advertising increased by 105.9% to RMB112.8 million.

The Group's audited profit after tax for the year ended 31 December 2005 was RMB485.4 million, an increase of 10.0% compared with the results for the year ended 31 December 2004. Basic and diluted earnings per share for the year ended 31 December 2005 were RMB0.274 and RMB0.267 respectively.

BUSINESS REVIEW

Our R&D investment and the successful execution of product strategies in 2005 have laid solid foundation for the long term growth of our businesses. In 2005, we achieved new records for peak simultaneous online user accounts for our Instant Messaging ("IM") platform and QQ Game portal, as well as drove significant traffic growth on QQ.com portal and our 2.5G/3G WAP portal. We have also broadened monetization by rolling out a large collection of value-added service, including online identities products such as Qzone and QQ Pet; online games such as our first self-developed advanced casual game, QQ Tang, and our first self-developed Massive Multi-player Online Game ("MMOG"), QQ Fantasy. In addition, revenue from our online advertising business increased by more than 100% during the last 12 months. To position us for market opportunities in the longer term, we ventured into e-commerce via the launch of a C2C auction platform, Paipai.com, along with an escrow online payment system, TenPay.

In 2005, our QQ IM platform showed healthy growth notwithstanding the implementation of certain measures to reduce idle logins and to limit the usage of our platforms for "spam" messaging. As at the end of 2005, our IM platform had approximately 202 million active registered user accounts, a growth of 49.8% over 2004. The peak simultaneous online user accounts for our IM services was approximately 18.4 million, a growth of 95.7% over 2004. According to i-Research's annual survey of IM usage in China, 78.8% respondents chose QQ as their "most frequently used IM software" in 2005, an increase from 76.7% in 2004.

As at the end of 2005, QQ Game portal registered 2 million peak simultaneous online user accounts. We released a number of new mini casual games during the year and to date offered a total of 34 mini casual games as at the end of 2005. In relation to MMOG, QQ Fantasy was commercialized in December.

Revenue of our online advertising business for 2005 increased by more than 100% over 2004 as a result of increased IM and portal traffic and brand marketing of QQ.com. As we dedicate further resources in the business, we believe our online platforms will become increasingly popular to advertisers, bringing in additional revenues for the Group.

2005 proved to be a tough year for our MVAS business. The termination of the 161 M-chat fee sharing arrangement with China Mobile had a negative impact on our business. In addition, we continued to experience "cleaning up" of inactive user accounts by mobile operators. These factors resulted in a decrease in our fee-based mobile and telecommunications value-added services registered subscriptions and revenues.

DIVIDEND

The directors have recommended the payment of a final dividend of HKD 0.08 per share (2004: HKD0.07) for the year ended 31 December 2005. The dividend will be payable on 7 June 2006, to shareholders whose names appear on the Register of Members of the Company on 24 May 2006.

BUSINESS OUTLOOK

During 2005, we continued to witness rapid growth in the China Internet and wireless markets. According to China Internet Network Information Center ("CNNIC"), China's Internet population increased by 18% during 2005 and reached 111 million at the end of 2005. Despite the rapid multi-year growth, Internet penetration in China remained low at 8.5% as at 31 December 2005, providing potential additional growth. Also according to CNNIC, mobile population in China increased by 17% during 2005 and reached 393 million at the end of 2005. To cater for the user market and in anticipation of further growth, we invested heavily in R&D during 2005. During the year, we launched many new products and services in key business areas including new IM functionalities, Internet value-added services, online games and content for our QQ.com portal. In addition, we have also dedicated special efforts to strengthening our payment platforms to bill and collect revenues from our users. These efforts have helped us achieve significant growth in our Internet value-added services and doubled our online advertising revenue during the last 12 months. More importantly, these investments are intended to build a strong foundation for us to better serve our users and provide more compelling value-added services to them going forward. We believe that it is extremely important to keep strengthening our R&D and our pool of talents in order to stay ahead in this attractive yet increasingly competitive market.

In our core IM platform, our QQ IM service remained the most popular IM service in China and has achieved a new record of over 200 million active user accounts and our estimated active peak simultaneous online user accounts was 16.7 million. We aim to better serve this large community of users not only through enhancing the platform's functionalities and safety, but also through providing more value-added services that address the many facets of our users' online lives, including staying in touch with others, access to content, getting entertained and conducting commercial transactions.

CHAIRMAN'S STATEMENT

During the fourth quarter of 2005, our Internet value-added services were driven by favorable user responses to our family of online identities products and strong growth in our online games business. In the area of online identities products, we built on the success of QQ Show and launched Qzone and QQ Pet in the course of 2005. Qzone and QQ Pet have received good initial response from our users and have accumulated a sizable user base. Our plan is to continue upgrading our technical platforms and refining our products accordingly such that we can provide better experiences to our users. In our online games business, QQ Game portal remained the leading casual games platform in China with over 2 million peak simultaneous online user accounts. We aim to monetize its leadership by increasing paid subscriptions and game item sales. We also plan to leverage this popular platform to present advanced casual games, which generally have stronger monetization mechanism, to our users. In 2005, our first self-developed advanced casual game, QQ Tang, was quite successful in generating both user traffic and revenue. We plan to launch more advanced casual games, including both licensed and self-developed, during the course of 2006. In the fourth quarter of 2005, our first self-developed MMOG, QQ Fantasy, made a remarkable debut by achieving 660,000 peak simultaneous online user accounts online during open beta testing. We began charging for the game in December and believe it will increase our online games revenue. After significant investments in online games, we expect our online games revenue to increase significantly.

During 2005, our mobile and telecommunications value-added services were negatively affected by changes in industry policies and intensifying competition. While visibility remains low in the near term, we are making proactive steps to manage these challenges by cooperating closely with telecom operators and strengthening our own competitiveness. We are looking into developing new features and products to create more value for our users. To prepare us for the advent of 3G, we are also customizing our Internet-based services, such as networked mini-casual games, music and online community services, for our wireless platforms.

The online advertising industry in China continued its secular growth trend in 2005 as the Internet gained increasing popularity as a mass media. We believe we will benefit from this secular trend. In addition, we also aim to grow our advertising revenue by developing better advertising solutions to leverage our unique suite of online properties, investing in the branding of QQ.com, building a strong sales team, and cultivating strong relationships with leading advertisers and media agencies in China.

APPRECIATION

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

Ma Huateng
Chairman

Hong Kong, 22 March 2006



OPERATING INFORMATION

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 16-day period ended 31 December 2005	For the 15-day period ended 30 September 2005	**Percentage change**
	(in millions)		
Registered IM user accounts (at end of period)	**492.6**	474.1	3.9%
Active user accounts (at end of period)	**201.9**	184.8	9.3%
Peak simultaneous online user accounts (for the quarter)	**18.4**	19.5	(5.6)%
Average daily user hours	**231.4**	291.8	(20.7)%
Average daily messages[(1)]	**2,502.4**	2,595.5	(3.6)%
Fee-based Internet value-added services registered subscriptions (at end of period)	**10.6**	10.1	5.0%
Fee-based mobile and telecommunications value-added services registered subscriptions (at end of period)[(2)]	**8.1**	8.4	(3.6)%

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Our IM platform generally showed healthy growth in the fourth quarter of 2005. With a view to facilitating healthy future growth of our IM platform, we implemented certain measures in the fourth quarter to reduce idle logins by users and to limit the usage of our platforms for "spam" message distribution by certain users. Our promotional ranking system, which encourages users to increase their usage of our services, had resulted in idle logins by some users for the sole purpose of increasing their ranking. Our efforts to eliminate these idle logins resulted in a decrease in the fourth quarter of 2005 in peak simultaneous online user accounts and average daily user hours. Our efforts to eliminate usage of our platforms to distribute "spam" messages caused a decrease in average daily messages. The "cleaning up" of inactive user accounts by mobile operators and ourselves resulted in a decrease in our fee-based mobile and telecommunications value-added services registered subscriptions.

FINANCIAL PERFORMANCE HIGHLIGHTS

Fourth Quarter of 2005

Our unaudited consolidated revenues for the fourth quarter of 2005 were RMB429.4 million, an increase of 36.6% over the same period in 2004 and an increase of 18.4% from the third quarter of 2005.

Revenues from our Internet value-added services for the fourth quarter of 2005 were RMB263.1 million, an increase of 110.2% over the same period in 2004 and an increase of 28.5% from the third quarter of 2005.

Revenues from our mobile and telecommunications value-added services for the fourth quarter of 2005 were RMB125.3 million, a decrease of 25.7% over the same period in 2004 and an increase of 3.5% from the third quarter of 2005.

Revenues from online advertising for the fourth quarter of 2005 were RMB37.7 million, an increase of 112.4% over the same period in 2004 and an increase of 8.6% from the third quarter of 2005.

Cost of revenues were RMB140.2 million, an increase of 22.3% over the same period in 2004 and an increase of 18.0% from the third quarter of 2005.

Selling and marketing expenses for the fourth quarter of 2005 were RMB62.0 million, an increase of 95.0% over the same period in 2004 and an increase of 20.2% from the third quarter of 2005.

General and administrative expenses for the fourth quarter of 2005 were RMB112.4 million, an increase of 89.7% over the same period in 2004 and an increase of 23.2% from the third quarter of 2005.

Operating profit for the fourth quarter of 2005 was RMB145.0 million, representing an increase of 14.0% over the same period in 2004 and an increase of 23.6% quarter on quarter. As a percentage of revenues, operating profit accounted for 33.8% for the fourth quarter of 2005, compared to 40.4% for the same period of 2004 and 32.3% for the third quarter of 2005.

Profit for the fourth quarter of 2005 was RMB123.7 million, representing an increase of 6.3% from the same period in 2004 and an increase of 59.1% from the third quarter of 2005. As a percentage of revenues, profit for the period accounted for 28.8% for the fourth quarter of 2005, compared to 37.0% for the same period of 2004 and 21.4% for the third quarter of 2005.



Year Ended 31 December 2005

Our consolidated revenues for the year ended 31 December 2005 were RMB1,426.4 million, an increase of 24.7% over the year ended 31 December 2004.

Revenues from our Internet value-added services for the year ended 31 December 2005 were RMB786.7 million, an increase of 79.2% from the year ended 31 December 2004.

Revenues from our mobile and telecommunications value-added services for the year ended 31 December 2005 were RMB517.3 million, a decrease of 19.3% from the year ended 31 December 2004.

Revenues from online advertising for the year ended 31 December 2005 were RMB112.8 million, an increase of 105.9% from the year ended 31 December 2004.

Cost of revenues were RMB469.9 million, an increase of 12.4% from the year ended 31 December 2004.

Selling and marketing expenses for the year ended 31 December 2005 were RMB197.6 million, an increase of 80.5% from the year ended 31 December 2004.

General and administrative expenses for the year ended 31 December 2005 were RMB347.7 million, an increase of 100.8% from the year ended 31 December 2004.

Operating profit for the year ended 31 December 2005 was RMB484.4 million, representing an increase of 3.3% over the year ended 31 December 2004. As a percentage of revenues, operating profit accounted for 34.0% for the year ended 31 December 2005, compared to 41.0% for the year ended 31 December 2004.

Profit for the year ended 31 December 2005 was RMB485.4 million, representing an increase of 10.0% from the year ended 31 December 2004. As a percentage of revenues, profit for the period accounted for 34.0% for the year ended 31 December 2005, compared to 38.6% for the year ended 31 December 2004.





Effective from 1 January 2005, we have adopted International Financial Reporting Standard (IFRS) 2 "Share-based Payment" which resulted in a change in our accounting policy with respect to share option grants made to employees. The adoption of IFRS 2 requires a retrospective adjustment to the financial information for 2004. Accordingly, our financial information for 2004 sets forth below has been restated.

Fourth Quarter of 2005 Compared to Third Quarter of 2005

The following table sets forth the comparative figures for the fourth quarter of 2005 and the third quarter of 2005:

	Unaudited Three months ended 31 December 2005	Unaudited Three months ended 30 September 2005
	(RMB in thousands)	
Revenues	**429,430**	362,829
Cost of revenues	**(140,174)**	(118,804)
Gross profit	**289,256**	244,025
Other gains, net	**30,095**	15,997
Selling and marketing expenses	**(62,010)**	(51,603)
General and administrative expenses	**(112,381)**	(91,182)
Operating profit	**144,960**	117,237
Finance costs	**(4,787)**	(42,351)
Profit before income tax	**140,173**	74,886
Income tax (expenses)/benefit	**(16,493)**	2,869
Profit for the period	**123,680**	77,755



Revenues. Revenues increased by 18.4% to RMB429.4 million for the fourth quarter of 2005 from RMB362.8 million for the third quarter of 2005. The following table sets forth our revenues by line of business for the fourth quarter of 2005 and the third quarter of 2005:

	Three months ended			
	31 December 2005		30 September 2005	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**263,075**	**61.2%**	204,658	56.4%
Mobile and telecommunications value-added services	**125,342**	**29.2%**	121,154	33.4%
Online advertising	**37,680**	**8.8%**	34,683	9.6%
Others	**3,333**	**0.8%**	2,334	0.6%
Total revenues	**429,430**	**100.0%**	362,829	100.0%

Revenues from our Internet value-added services increased by 28.5% to RMB263.1 million for the fourth quarter of 2005 from RMB204.7 million for the third quarter of 2005. The increase reflected the significant growth in revenues from our online games by 94.7% to RMB65.5 million for the fourth quarter of 2005 from RMB33.7 million for the third quarter of 2005, driven by growth in QQ Game portal, the commercialization of QQ Fantasy in December 2005 and growth in QQ Tang. The increase also reflected the continuing success of our online identity and community business. Several relatively new online identity and community products registered promising growth. Among these were QQ Pet, a PC-based electronic pet, and Qzone, a personal homepage that is bundled with avatars, web blog, photo album and online music.

Revenues from our mobile and telecommunications value-added services increased by 3.5% to RMB125.3 million for the fourth quarter of 2005 from RMB121.2 million for the third quarter of 2005. This increase reflected the recovery of our mobile IVR services after we temporarily suspended some IVR services to enhance the functionality of our platforms during the third quarter. The increase was partially offset by a slight decrease in revenues from our content-based SMS services and MMS services.

Revenues from online advertising increased by 8.6% to RMB37.7 million for the fourth quarter of 2005 from RMB34.7 million for the third quarter of 2005. The increase was mainly attributable to seasonal increases in revenues and increased marketing of our advertising services. New advertising revenues relating to the Internet searching functions that we initiated in early 2005 continued to grow at a healthy pace.

Cost of revenues. Cost of revenues increased by 18.0% to RMB140.2 million for the fourth quarter of 2005 from RMB118.8 million for the third quarter of 2005. The increase principally reflected the increase in staff costs directly attributable to the provision of our services as we offered a broader range of products and services. Telecommunications operators' revenue share and imbalance fees and bandwidth and server custody fees also increased as our business volume increased, and sharing costs increased due to increases in revenues and enrichment of content. As a percentage of revenues, cost of revenues remained stable at 32.6% for the fourth quarter of 2005 in comparison to 32.7% for the third quarter of 2005. The following table sets forth our cost of revenues by line of business for the fourth quarter of 2005 and the third quarter of 2005:

	Three months ended			
	31 December 2005		30 September 2005	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**74,219**	**28.2%**	61,909	30.2%
Mobile and telecommunications value-added services	**48,389**	**38.6%**	44,274	36.5%
Online advertising	**12,430**	**33.0%**	9,533	27.5%
Others	**5,136**	**154.1%**	3,088	132.3%
Total cost of revenues	**140,174**		118,804	

Cost of revenues for our Internet value-added services increased by 19.9% to RMB74.2 million for the fourth quarter of 2005 from RMB61.9 million for the third quarter of 2005. The increase reflected the higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services, such as Qzone and online games, and the higher amounts of telecommunications operators' revenue share as the volume of our Internet value-added services increased. We also recognized higher revenue sharing costs and content subscription costs for various content that we offered. In addition, staff costs increased as we continued to recruit additional staff to develop and support new products and services.



Cost of revenues for our mobile and telecommunications value-added services increased by 9.3% to RMB48.4 million for the fourth quarter of 2005 from RMB44.3 million for the third quarter of 2005. The increase mainly reflected the higher expenses associated with the content that we offered and increased staff costs.

Cost of revenues for our online advertising increased by 30.4% to RMB12.4 million for the fourth quarter of 2005 from RMB9.5 million for the third quarter of 2005. The increase mainly reflected increased staff costs as we continue to build our online advertising sales team as well as the increased amount of sales commission paid to advertising agencies corresponding to the increased volume of online advertising business. In addition, we began to utilize advertising agencies more in our selling process as the scale of our advertising business grew.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets, fair value gains on financial instruments and financial subsidies that the local government granted to us as part of the government's efforts to promote development of high-tech software business and new products. Other gains increased by 88.1% to RMB30.1 million for the fourth quarter of 2005 from RMB16.0 million for the third quarter of 2005. The increase was due to the increase in interest rates, particularly for US dollar-denominated cash and investments, and financial subsidies from the government in the amount of RMB9.75 million.

Selling and marketing expenses. Selling and marketing expenses increased by 20.2% to RMB62.0 million for the fourth quarter of 2005 from RMB51.6 million for the third quarter of 2005. The increase principally reflected higher promotional and advertising expenses and staff costs and related travel and entertainment costs. These expenses were incurred in order to launch new Internet value-added services and products, to diversify and explore new collection channels and to further enhance our strong brand recognition. We also incurred higher expenses to improve our customer care services. As a percentage of revenues, selling and marketing expenses increased to 14.4% in the fourth quarter of 2005 from 14.2% in the third quarter of 2005.

General and administrative expenses. General and administrative expenses increased by 23.2% to RMB112.4 million for the fourth quarter of 2005 from RMB91.2 million for the third quarter of 2005. The increase was mainly attributable to the continuing expansion of our strategic research and development staff as we focus on our various products and services, including IM functionalities, online games and our web portals. We also incurred increased staff expenses as the diversification and scale of our business increased. As a percentage of revenues, general and administrative expenses increased to 26.2% in the fourth quarter of 2005 from 25.1% in the third quarter of 2005.

Finance costs. We recorded finance costs of RMB4.8 million for the fourth quarter of 2005 compared to RMB42.4 million for the third quarter of 2005. The significant amount of finance costs recorded in the prior quarter related to the foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi that occurred in July 2005 after the PRC changed its policy on valuing its currency. A significant portion of our cash and investments are subject to the same risk, and if Renminbi appreciates significantly again, we may incur foreign exchange losses.

Income tax (expenses)/benefit. We recorded income tax expenses of RMB16.5 million for the fourth quarter of 2005 compared to a net tax credit of RMB2.9 million for the third quarter of 2005. The net tax credit in the third quarter of 2005 related to the recognition of additional deferred tax assets by Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer") and Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan") of RMB12.9 million. These deferred tax assets relate to sales of self-developed software and technology by Tencent Technology (Shenzhen) Company Limited ("Tencent Technology") or Tencent Technology (Beijing) Company Limited ("Tencent Beijing") to Tencent Computer or Shiji Kaixuan under our structure contracts. In the fourth quarter of 2005, we recognized a smaller amount of deferred tax assets relating to our structure contracts.

Profit for the period. As a result of the factors discussed above, profit for the period increased by 59.1% to RMB123.7 million for the fourth quarter of 2005 from RMB77.8 million for the third quarter of 2005. Net margin was 28.8% for the fourth quarter of 2005 compared to 21.4% for the third quarter of 2005.

Year Ended 31 December 2005 Compared to Year Ended 31 December 2004

The following discussion covers the results for the years ended 31 December 2005 and 2004. Our results, however, fluctuate from quarter to quarter. You should read the following discussion together with the quarterly discussion above.

The following table sets forth the comparative figures for the year ended 31 December 2005 and the year ended 31 December 2004:

	Year ended 31 December	
	2005	2004 (as restated*)
	(RMB in thousands)	
Revenues	**1,426,395**	1,143,533
Cost of revenues	**(469,869)**	(418,125)
Gross profit	**956,526**	725,408
Other gains, net	**73,145**	25,915
Selling and marketing expenses	**(197,627)**	(109,517)
General and administrative expenses	**(347,685)**	(173,110)
Operating profit	**484,359**	468,696
Finance costs	**(47,304)**	(5,043)
Profit before income tax	**437,055**	463,653
Income tax benefit/(expenses)	**48,307**	(22,534)
Profit for the year	**485,362**	441,119

* *The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the year ended 31 December 2004 was reduced by RMB5.6 million.*







Revenues. Revenues increased by 24.7% to RMB1,426.4 million for the year ended 31 December 2005 from RMB1,143.5 million for the year ended 31 December 2004, as a result of a significant increase in revenues from Internet value-added services and online advertising. The increase, however, was partially offset by the decrease in revenues from mobile and telecommunications value-added services. The following table sets forth our revenues by line of business for the year ended 31 December 2005 and the year ended 31 December 2004:

	Year ended 31 December			
	2005		2004	
	Amount	**% of total revenues**	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**786,680**	**55.1%**	439,041	38.4%
Mobile and telecommunications value-added services	**517,265**	**36.3%**	641,190	56.1%
Online advertising	**112,826**	**7.9%**	54,801	4.8%
Others	**9,624**	**0.7%**	8,501	0.7%
Total revenues	**1,426,395**	**100.0%**	1,143,533	100.0%

Revenues from our Internet value-added services increased by 79.2% to RMB786.7 million for the year ended 31 December 2005 from RMB439.0 million for the year ended 31 December 2004. Revenues from our various online identity and community services and online games increased significantly as we enhanced our existing services such as avatars and our online game portal and launched new products such as Qzone, QQ Pet, QQ Tang and QQ Fantasy. These increases were partially offset by a decrease in revenues from our more mature products and services that faced significant competition, such as QQ Xing, online dating and e-cards.

Revenues from our mobile and telecommunications value-added services decreased by 19.3% to RMB517.3 million for the year ended 31 December 2005 from RMB641.2 million for the year ended 31 December 2004. The number of subscriptions decreased significantly due to the continuing "cleaning up" of inactive user accounts by mobile operators, our self-initiated clean-up of inactive or delinquent user accounts, the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, the change in China Mobile's MMS billing policy and increased competition. These decreases were partially offset by an increase in revenues from mobile voice value-added services due to high sales of ringback tones and mobile IVR services.

Revenues from online advertising increased by 105.9% to RMB112.8 million for the year ended 31 December 2005 from RMB54.8 million for the year ended 31 December 2004. The increase in revenues reflected our growing customer base, including some existing customers who began to place significantly larger orders as well as new customers, and some new advertising revenues relating to the Internet searching functions that we initiated in early 2005. In addition, our QQ.com portal continued to generate more advertising revenues.

Cost of revenues. Cost of revenues increased by 12.4% to RMB469.9 million for the year ended 31 December 2005 from RMB418.1 million for the year ended 31 December 2004. The increase principally reflected the increased bandwidth and server custody fees as we supported more bandwidth intensive services, and the increased content costs as we offered richer content on our online platforms. In addition, staff costs increased as we increased the number of employees to support our various services and products. These increases were partially offset by the lower telecommunications operators' revenue share and imbalance fees due to the diversification of some of our fee collection channels into non-mobile based channels and due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively higher revenue sharing ratio than our other services. As a percentage of revenues, cost of revenues decreased to 32.9% in the year ended 31 December 2005 from 36.6% in the year ended 31 December 2004. The following table sets forth our cost of revenues by line of business for the year ended 31 December 2005 and the year ended 31 December 2004:

	Year ended 31 December			
	2005		2004	
	Amount	**% of segment revenues**	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	**231,480**	**29.4%**	143,425	32.7%
Mobile and telecommunications value-added services	**189,264**	**36.6%**	244,930	38.2%
Online advertising	**34,761**	**30.8%**	17,613	32.1%
Others	**14,364**	**149.3%**	12,157	143.0%
Total cost of revenues	**469,869**		418,125	

Cost of revenues for our Internet value-added services increased by 61.4% to RMB231.5 million for the year ended 31 December 2005 from RMB143.4 million for the year ended 31 December 2004. The increase mainly reflected expenses incurred to support more bandwidth intensive services, such as Qzone and online games, and increased content costs associated with the offering of richer content services, such as our avatars and music offerings. In addition, staff costs to support our growing range of Internet value-added services increased.

Cost of revenues for our mobile and telecommunications value-added services decreased by 22.7% to RMB189.3 million for the year ended 31 December 2005 from RMB244.9 million for the year ended 31 December 2004. The decline was due mainly to the significant decrease in fees retained by mobile operators for their share of revenues and imbalance fees due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively higher revenue sharing ratio than our other services, and due to a decrease in our mobile and telecommunications value-added service business volume as a result of cleaning-up of inactive customer accounts by mobile operators, the MISC integration and increased competition. The decrease was partially offset by an increase in staff costs as we increased the number of staff to support our various new products and services and an increase in content fees as we enriched our content.

Cost of revenues for our online advertising increased by 97.4% to RMB34.8 million for the year ended 31 December 2005 from RMB17.6 million for the year ended 31 December 2004. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased. In addition, we increased the number of staff to drive the growth of our online advertising sales team, and incurred expenses to offer Internet searching functions beginning in early 2005 in order to create a new source of advertising revenues.

Other gains, net. We recorded other gains of RMB73.1 million for the year ended 31 December 2005 compared to RMB25.9 million for the year ended 31 December 2004. The increase mainly reflected additional interest income and fair value gains generated from increased cash investments into interest-earning financial assets due to the increase in US dollar-denominated interest rates and financial subsidies that the local government granted to us as part of the government's efforts to promote development of the high-tech software business and new products.

Selling and marketing expenses. Selling and marketing expenses increased by 80.5% to RMB197.6 million for the year ended 31 December 2005 from RMB109.5 million for the year ended 31 December 2004. The increase principally reflected increased promotional and advertising activities and higher staff costs as we launched and began marketing several new products and as we established new distribution channels. In addition, we increased our outsourcing as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 100.8% to RMB347.7 million for the year ended 31 December 2005 from RMB173.1 million for the year ended 31 December 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff employed to support our business expansion and increased salaries. Moreover, we have incurred increased leasing and office expenses as we opened new offices and relocated some of our regional offices, and have incurred increased professional consulting fees and expenses as we expanded our operations.

Finance costs. Finance costs for the year ended 31 December 2005 represented foreign exchange loss. We recorded finance costs of RMB47.3 million for the year ended 31 December 2005. This was primarily due to the foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of Renminbi that occurred in July 2005 after the PRC changed its policy on valuing its currency. A significant portion of our cash and investments are subject to the same risk, and if Renminbi continues to appreciate, we may incur foreign exchange losses.

Income tax benefit/(expenses). We recorded an income tax benefit of RMB48.3 million for the year ended 31 December 2005 compared to income tax expenses of RMB22.5 million for the year ended 31 December 2004. The net tax credit related to the recognition of accumulated deferred tax assets of RMB88.6 million in the second quarter of 2005 and additional deferred tax assets of RMB21.3 million in the subsequent quarters of 2005 by Tencent Computer and Shiji Kaixuan. These deferred tax assets relate to sales of self-developed software and technology by Tencent Technology or Tencent Beijing to Tencent Computer or Shiji Kaixuan under our structure contracts. The cost of the software and technology, which is amortized as expenses at Tencent Computer and Shiji Kaixuan over its estimated contractual useful lives, is allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer and Shiji Kaixuan. As a result, these intra-group arrangements give rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial statements of Tencent Computer and Shiji Kaixuan.

Profit for the year. Profit for the year increased by 10.0% to RMB485.4 million for the year ended 31 December 2005 from RMB441.1 million for the year ended 31 December 2004. Net margin was 34.0% for the year ended 31 December 2005 compared to 38.6% for the year ended 31 December 2004.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2005 and 30 September 2005, we had the following major financial resources in the form of cash and investments:

	Audited 31 December 2005	Unaudited 30 September 2005
	(RMB in thousands)	
Cash and cash equivalents	**1,576,044**	1,605,883
Term deposits with original maturities of over three months	**445,725**	275,773
Financial assets held for trading	**383,887**	468,345
Held-to-maturity investments	**244,581**	244,357
Total	**2,650,237**	2,594,358

A large portion of our financial resources represent non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. Because there are no cost-effective hedges against the appreciation of Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert a significant amount of US dollars into Renminbi, which is not a freely exchangeable currency. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 31 December 2005.




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The directors have pleasure in presenting their report together with the audited financial statements for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in Note 8 to the consolidated financial statements.

The analysis of the Group's revenues and contribution to results by business segments and the Group's revenues by geographical area of operations are set out in Note 5 to the consolidated financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated income statement on page 48 of this annual report.

The directors have recommended the payment of a final dividend of HKD 0.08 per share for the year ended 31 December 2005. The dividend is expected to be payable on 7 June 2006 to shareholders whose names appear on the Register of Members of the Company on 24 May 2006. The total dividend for the year under review is HKD 0.08 per share.

RESERVES

The Company's reserves available for distribution comprise share premium and retained earnings, net of debit balance of capital reserve. Under the Companies Law of the Cayman Islands, the share premium account is distributable to shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

As at 31 December 2005, the Company had distributable reserves amounting to RMB1,625.4 million (2004: RMB1,867.4 million).

Details of the movements in the reserves of the Group and the Company during the year are set out in Note 16 and Note 17 to the consolidated financial statements.

FIXED ASSETS

Details of the movements in fixed assets of the Group during the year are set out in Note 6 to the consolidated financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in Note 16 to the consolidated financial statements.

SUBSIDIARIES

Particulars of the Company's principal subsidiaries as at 31 December 2005 are set out in Note 8 to the consolidated financial statements.

BANK LOANS

The Company had no interest-bearing borrowings as at 31 December 2005.

FINANCIAL SUMMARY

A summary of the condensed consolidated results and financial positions of the Group is set out on page 3.

USE OF PROCEEDS

The application of the proceeds from the initial public offering does not materially change from the possible allocation outlined in the prospectus of the Company dated 7 June 2004.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company repurchased 14,266,000 shares on the Stock Exchange for an aggregate consideration of HK$ 117,980,109 before expenses. The repurchased shares were subsequently cancelled. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the share repurchased are as follows:

		Purchase consideration per share		
Month of purchase on the Stock Exchange in 2005	**Number of shares purchased**	**Highest price paid**	**Lowest price paid**	**Aggregate consideration paid**
		HKD	*HKD*	*HKD*
November 2005	447,000	8.5	8.2	3,751,651
December 2005	13,819,000	8.4	8.05	114,228,458
Total	14,266,000			117,980,109

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

SHARE OPTION SCHEMES

The Company has adopted two share option schemes, namely the Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme") and Post-IPO Share Option Scheme (the "Post-IPO Option Scheme"). No further options will be granted under the Pre-IPO Option Scheme.

As at 31 December 2005, there were no outstanding share options granted to the directors of the Company.

SUMMARY OF THE SHARE OPTION SCHEMES

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme
1.	Purposes	To recognise the contribution that certain individuals have made to the Group, to attract the best available personnel and to promote the success of the Group's business	
2.	Qualifying participants	Any eligible employee, including executive directors of the Company	Any employee, consultant or director of any company within the Group
3.	Maximum number of shares	As at 7 June 2004, options to subscribe for an aggregate of 72,386,370 shares were outstanding. No further option could be granted under the Pre-IPO Option Scheme.	The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall be 168,064,126 shares, 10% of the relevant class of securities of the Company in issue as at 16 June 2004 (Note).
4.	Maximum entitlement of each participant	The number of ordinary shares in respect of which options may be granted to any individual is not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme.	1% of the issued share capital of the Company from time to time within any 12-month period up to the date of the latest grant.
5.	Option period	All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011, but on the condition that the Company has been listed in a sizeable securities market. The Board may at their discretion determine the specific vesting and exercise periods.	The option period is determined according to the Board provided that the period during which the option may be exercised shall not be less than one year from the date of grant of the option.
6.	Acceptance of offer	Options granted must be taken up within 15 days of the date of grant, upon payment of RMB1 per grant.	Options granted must be taken up within 28 days of the date of grant, upon payment of HKD1 per grant.

SUMMARY OF THE SHARE OPTION SCHEMES (Cont'd)

	Details	Pre-IPO Option Scheme	Post-IPO Option Scheme
7.	Subscription price	Price shall be determined by the Board.	The exercise price must be at least the higher of: (i) the closing price of the securities as stated in the Stock Exchange' daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing price of the securities as stated in the Stock Exchange' daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.
8.	Remaining life of the scheme	It will expire on 31 December 2011.	It will remain in force for a period of ten years, commencing on 24 March 2004.

Note: The total number of shares available for issue under the Post-IPO Option Scheme is 40,518,008 which is 2.29% of the issued share capital as at the date of the annual report.

MOVEMENTS OF THE SHARE OPTION SCHEMES

Details of the movements in the share option schemes during the year are set out in Note 18 to the consolidated financial statements.

VALUATION OF SHARE OPTIONS

Details of the valuation of share option during the year are set out in Note 18 to the consolidated financial statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive Directors

Ma Huateng *(Chairman)*
Zhang Zhidong

Non-Executive Directors

Antonie Andries Roux
Charles St Leger Searle

Independent Non-Executive Directors

Li Dong Sheng
Iain Ferguson Bruce
Ian Charles Stone

In accordance with Article 87 of the Articles of Association of the Company, all the Directors, being Messrs. Ma Huateng, Zhang Zhidong, Antonie Andries Roux, Charles St Leger Searle, Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone, will retire at the Annual General Meeting ("AGM") of the Company to be held on 24 May 2006 and, being eligible, will offer themselves for re-election.

The Company has received from each Independent Non-Executive Director an annual confirmation of his independence pursuant to rule 3.13 of the Listing Rules and we consider them to be independent.

BIOGRAPHICAL DETAILS OF DIRECTORS

Ma Huateng, age 34, is an executive Director, Chairman of the Board and Chief Executive Officer of the Company. Mr. Ma has overall responsibilities for strategic planning and positioning and management of the Group. Mr. Ma is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Ma was in charge of research and development for Internet paging system development at China Motion Telecom Development Limited, a supplier of telecommunications services and products in China. Mr. Ma is a member of the 4th Shenzhen Municipal People's Congress. Mr. Ma has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and more than 11 years of experience in the telecommunications and Internet industries.

Zhang Zhidong, age 34, is an executive Director and Chief Technology Officer of the Company. Mr. Zhang has overall responsibilities for the development of our proprietary technologies, including the basic IM platform and massive-scale online application systems. Mr. Zhang is one of the core founders and has been employed by the Group since 1999. Prior to his current employment, Mr. Zhang worked at Liming Network Group focusing on software and network application systems research and development. Mr. Zhang has a Bachelor of Science degree specializing in Computer & its Application obtained in 1993 from Shenzhen University and a Master's degree in Computer Application and System Structure from South China University of Technology obtained in 1996. Mr. Zhang has more than 9 years of experience in the telecommunications and Internet industries.

Antonie Andries Roux, age 47, has been a non-executive Director since 10 December 2002. Mr. Roux is currently Chief Executive Officer of Internet Operations for the MIH group companies, a position he has held since 2002. Mr. Roux joined the Naspers group in 1979 and was a founding member of M-Net in 1985. In 1997, he was appointed Chief Executive Officer of M-Web South Africa. Currently, Mr. Roux serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH, including Sportscn, Mweb (Thailand) Limited and M-Web Holdings (Pty) Limited. Mr. Roux has more than 26 years of experience in the telecommunications industry.

Charles St Leger Searle, age 42, has been a non-executive Director since 5 June 2001. Mr. Searle is currently the Director of Corporate Development for the MIH group companies in Asia. Prior to joining the MIH group companies, he held various corporate finance positions at Cable & Wireless plc and Hong Kong Telecom. Prior to joining Cable & Wireless plc, he was a senior corporate finance manager at Deloitte & Touche in London and Sydney. Currently, Mr. Searle serves on the boards of directors of a number of companies that are subsidiaries of or associated companies with MIH. Mr. Searle graduated from the University of Cape Town in 1987 with a Bachelor of Commerce degree and is a member of the Institute of Chartered Accountants in Australia (1992). Mr. Searle has more than 11 years of experience in the telecommunications and Internet industries.

Li Dong Sheng, age 49, has been an independent non-executive Director since April 2004. Mr. Li is the Chairman and CEO of TCL Corporation, the Chairman of the Hong Kong listed TCL Multimedia Technology Holdings Limited and the Chairman of the Hong Kong listed TCL Communication Technology Holdings Limited, all of which produce consumer electronic products. Mr. Li graduated from Huanan Polytechnic University in 1982 with a Bachelor degree in radio technology and has more than 11 years of experience in the information technology field.

BIOGRAPHICAL DETAILS OF DIRECTORS (Cont'd)

Iain Ferguson Bruce, age 65, has been an independent non-executive Director since April 2004. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the Senior Partner of KPMG from 1991 until his retirement in 1996 and served as Chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 40 years' experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Merchants DiChain (Asia) Ltd., a logistics platform operating company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Paul Y. Engineering Group Ltd., a construction and engineering services company. All of these companies are publicly listed companies in Hong Kong. Mr. Bruce is also a non-executive director of Noble Group Limited, a commodity trading company that is publicly listed in Singapore.

Ian Charles Stone, age 55, has been an independent non-executive Director since April 2004. Mr. Stone is a consultant for Pacific Century CyberWorks ("PCCW") and a director, and Chief Executive Officer ("CEO"), of UK Broadband, a 100% owned subsidiary of PCCW conducting business in the United Kingdom. Mr. Stone has more than 35 years of experience in the telecom and mobile industries. He was the CEO of SmarTone between 1999 and 2001. Prior to joining SmarTone, he was Senior Adviser to First Pacific/PLDT of the First Pacific Group, Chief Operations Officer of Piltel, Managing Director of Pacific Link and Executive Director of Asialink, the regional telecom investment arm of First Pacific, respectively. Mr. Stone has also held senior positions at Cable & Wireless plc and Hong Kong Telecom.

DIRECTORS' SERVICE CONTRACTS

Each of the Executive Directors has entered into a service contract with the Company for a term of three years from 25 March 2004. The term of each service contract can be extended by agreement between the Company and the relevant Director. The Company may terminate the contracts by three months' written notice at any time, subject to paying the Director his salary for the shorter of six months and a portion of his annual bonus for the year in which termination occurred pro rata to the portion of the year before the termination became effective.

Save as disclosed above, none of the directors who are proposed for re-election at the forthcoming AGM has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, no contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2005, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken, or are deemed to have taken, under such provisions of the SFO); or (b) were required, pursuant to section 352 of the SFO, to be recorded in the register required to be kept by the Company; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(A) Long position in the shares in the Company

Name of Director	Nature of interests	Number of shares held	Percentage of issued share capital
Ma Huateng	Corporate *(Note 1)*	232,483,080	13.14%
Zhang Zhidong	Corporate *(Note 2)*	93,085,530	5.26%

Notes:

1 These shares are held by Advance Data Services Limited, a BVI company wholly owned by Ma Huateng.

2 These shares are held by Best Update International Limited, a BVI company wholly owned by Zhang Zhidong.

(B) Long position in the shares in associated corporations

Name of Director	Name of associated corporation	Nature of interest	Number of shares and class of shares held	Percentage of issued share capital
Ma Huateng	Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer")	Personal	RMB9,500,000 (registered capital)	47.5%
	Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan")	Personal	RMB5,225,000 (registered capital)	47.5%
Zhang Zhidong	Tencent Computer	Personal	RMB4,000,000 (registered capital)	20%
	Shiji Kaixuan	Personal	RMB2,200,000 (registered capital)	20%

Save as disclosed above, none of the directors or chief executive and their associates, had interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations as at 31 December 2005.

CONNECTED TRANSACTIONS

The waiver granted by the Stock Exchange regarding the compliance with the applicable disclosure, reporting and shareholders' approval requirements under Chapter 14A of the Listing Rules when the Company was listed in June 2004 was referred to. The Company's Independent Non-Executive Directors reviewed the Structure Contracts and confirmed that the transactions carried out during the financial year had been entered into in accordance with the relevant provisions of the Structure Contracts, had been operated so as to transfer by the date of this annual report Tencent Computer's and Shiji Kaixuan's Surplus Cash (as defined in the section "Our History and Structure - Structure Contracts" of the prospectus) as at 31 December 2005 to Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shidai Zhaoyang Technology (Shenzhen) Company Limited ("Shidai Zhaoyang"), Tencent Technology (Beijing) Company Limited ("Tencent Beijing") and no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of their equity interests and any new Structure Contracts entered into, renewed and/or cloned during the relevant financial period had been fair and reasonable so far as the Group was concerned and in the interests of the Company's shareholders as a whole.

The Auditors had carried out review procedures on the transactions pursuant to the Structure Contracts and had provided a letter to the Board confirming that the transactions had been approved by the Board and had been entered into in accordance with the relevant Structure Contracts and had been operated so as to transfer Tencent Computer's and Shiji Kaixuan's Surplus Cash as at 31 December 2005 to Tencent Technology, Tencent Beijing and Shidai Zhaoyang and that no dividends or other distributions had been made by Tencent Computer or Shiji Kaixuan to the holders of its equity interests.

Transactions carried out during the year ended 31 December 2005, which have been eliminated in the consolidated financial statements of the Group, are set out as follows:

1. A cooperation framework contract dated 28 February 2004, between Tencent Technology and Tencent Computer ("TCS CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Tencent Technology and its affiliates agree to allow Tencent Computer to use its and its affiliates' assets and provide services to Tencent Computer. As consideration, Tencent Computer agrees to transfer all of its Surplus Cash to Tencent Technology and its affiliates. The parties also established a cooperation committee ("TCS Cooperative Committee") according to this agreement. During the year, other than the Structure Contracts mentioned below, Tencent Computer purchased technology amounting to approximately RMB86,000,000 from Tencent Technology's affiliate, Tencent Beijing.

2. A cooperation framework contract dated 28 February 2004, between Shidai Zhaoyang and Shiji Kaixuan ("SKT CFC") pursuant to which the parties agree to cooperate in the provision of communications services. Shidai Zhaoyang and its affiliates agree to allow Shiji Kaixuan to use its and its affiliates' assets and provide services to Shiji Kaixuan. As consideration, Shiji Kaixuan agrees to transfer all of its Surplus Cash to Shidai Zhaoyang and its affiliates. The parties also established a cooperation committee ("SKT Cooperative Committee") according to this agreement. During the year, other than the Structure Contracts mentioned below, Shiji Kaixuan purchased software amounting to approximately RMB58,500,000 (including value-added tax) from Shidai Zhaoyang's affiliate, Tencent Technology.

CONNECTED TRANSACTIONS (Cont'd)

3. An amended and restated intellectual property transfer contract dated 28 February 2004, between Tencent Technology and Tencent Computer pursuant to which Tencent Computer assigned to Tencent Technology its principal present and future intellectual property rights, free from encumbrances (except for licenses granted in the ordinary course of Tencent Computer's business) in consideration of Tencent Technology's undertaking to provide certain technology and information services to Tencent Computer. During the year, no intellectual property transfer was transacted under such arrangement, save as disclosed elsewhere in this section.

4. An intellectual property transfer contract dated 28 February 2004 between Shidai Zhaoyang and Shiji Kaixuan pursuant to which Shiji Kaixuan assigned to Shidai Zhaoyang its principal present and future intellectual property rights, free from encumbrance (except for licenses granted in the ordinary course of Shiji Kaixuan's business) in consideration of Shidai Zhaoyang's undertaking to provide certain technology and information services to Shiji Kaixuan. During the year, no intellectual property transfer was transacted under such arrangement, save as disclosed elsewhere in this section.

5. A domain name license contract dated 28 February 2004, between the Company, as licensor, and Tencent Computer, as licensee, pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specified domain names against the payment of annual royalties determined as a percentage of Tencent Computer's annual revenues (which may be adjusted pursuant to the contract or the TCS CFC). During the year, no domain name license fee was transacted under such arrangement.

6. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified domain names against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB 14,207,000 was transacted under such arrangement.

7. A domain name license contract dated 28 February 2004, between the Company, as licensor, and Shiji Kaixuan, as licensee, pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no domain name license fee was transacted under such arrangement.

8. A domain name license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified domain names against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, a fee of approximately RMB 1,389,000 was transacted under such arrangement.

9. A trademark license contract dated 28 February 2004, between the Company, as licensor, and Tencent Computer, as licensee, pursuant to which the Company granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, no trademark license fee was transacted under such arrangement.

CONNECTED TRANSACTIONS (Cont'd)

10. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Tencent Computer, as licensee, pursuant to which Tencent Technology granted to Tencent Computer a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Tencent Computer's annual revenues (which may be adjusted pursuant to the contract or the TCS CFC). During the year, a fee of approximately RMB14,207,000 was transacted under such arrangement.

11. A trademark license contract dated 28 February 2004, between the Company, as licensor, and Shiji Kaixuan, as licensee, pursuant to which the Company granted to Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no trademark license fee was transacted under such arrangement.

12. A trademark license contract dated 28 February 2004, between Tencent Technology, as licensor, and Shiji Kaixuan, as licensee, pursuant to which Tencent Technology granted Shiji Kaixuan a non-exclusive license to use specified trademarks against payment of annual royalties determined as a percentage of Shiji Kaixuan's annual revenues (which may be adjusted pursuant to the contract or the SKT CFC). During the year, a fee of approximately RMB1,389,000 was transacted under such arrangement.

13. An information consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultant, and Tencent Computer, pursuant to which Shidai Zhaoyang will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB3,410,000 was transacted under such arrangement.

14. An information consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultancy, and Shiji Kaixuan, pursuant to which Shidai Zhaoyang will provide specified information consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, a fee of approximately RMB7,000 was transacted under such arrangement.

15. An information consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Tencent Computer, pursuant to which Tencent Technology will provide specified information consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB24,863,000 was transacted under such arrangement.

16. A technical consultancy services contract dated 28 February 2004, between the Company, as consultant, and Shiji Kaixuan, pursuant to which the Company will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, no technical consultancy service fee was transacted under such arrangement.

17. A technical consultancy services contract dated 28 February 2004, between Tencent Technology, as consultant, and Shiji Kaixuan, pursuant to which Tencent Technology will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, a fee of approximately RMB2,777,000 was transacted under such arrangement.

CONNECTED TRANSACTIONS (Cont'd)

18. A technical consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultant , and Shiji Kaixuan, pursuant to which Shidai Zhaoyang will provide specified technical consultancy services to Shiji Kaixuan against payment of an annual consultancy service fee determined by the SKT Cooperation Committee within a range of percentages of Shiji Kaixuan's annual revenues. During the year, a fee of approximately RMB 10,000 was transacted under such arrangement.

19. A technical consultancy services contract dated 28 February 2004, between the Company, as consultant, and Tencent Computer, pursuant to which the Company will provide specified technical consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, no technical consultancy service fee was transacted under such arrangement.

20. A technical consultancy services contract dated 28 February 2004, between Shidai Zhaoyang, as consultant, and Tencent Computer, pursuant to which Shidai Zhaoyang will provide specified technical consultancy services to Tencent Computer against payment of an annual consultancy service fee determined by the TCS Cooperation Committee within a range of percentages of Tencent Computer's annual revenues. During the year, a fee of approximately RMB 2,923,000 was transacted under such arrangement.

21. An agreement to establish a close technical and business cooperation relationship dated 28 February 2004, between Tencent Technology and Tencent Computer ("TCS Technical Cooperation Agreement") pursuant to which the parties agree to cooperate extensively in aspects of advertisement, design and other technology and services related to the Internet instant messaging and other value-added telecommunications business of Tencent Computer on a revenue sharing basis. During the year, no fee was transacted under such arrangement.

22. An agreement to establish a close technical and business cooperation relationship dated 28 February 2004, between Shidai Zhaoyang and Shiji Kaixuan ("SKT Technical Cooperation Agreement") pursuant to which the parties agree to cooperate extensively in aspects of advertisement, design and other technology and services related to the Internet instant messaging and other value-added telecommunications business of Shiji Kaixuan on a revenue sharing basis. During the year, no fee was transacted under such arrangement.

23. A network games cooperation agreement dated 28 February 2004, between Tencent Technology and Tencent Computer pursuant to which the parties agree to cooperate to develop and provide technology and services related to network games on a revenue sharing basis. During the year, no fee was transacted under such arrangement.

24. A network games cooperation agreement dated 28 February 2004, between Shidai Zhaoyang and Shiji Kaixuan pursuant to which the parties agree to cooperate to develop and provide technology and services related to network games on a revenue sharing basis. During the year, no fee was transacted under such arrangement.

Details of the related parties transactions are set out in Note 37 to the consolidated financial statements.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2005, the following persons, other than the directors or chief executive of the Company, had an interest or short position in the shares or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO as recorded in the register required to be kept by the Company under section 336 of the SFO, or who was, directly or indirectly, interested in 5% or more of the issued share capital of the Company:

Long position in the shares in the Company

Name of shareholder	Nature of interest	Number of shares	Percentage of issued share capital
MIH QQ (BVI) Limited	Corporate *(Note 1)*	630,240,380	35.62%
Advance Data Services Limited	Corporate *(Note 2)*	232,483,080	13.14%
Best Update International Limited	Corporate *(Note 3)*	93,085,530	5.26%
ABSA Bank Limited	Corporate *(Note 4)*	185,000,000	10.46%

Notes:

1 As MIH QQ (BVI) Limited ("MIH") is wholly owned by Naspers Limited through its intermediary companies MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd, Naspers Limited, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd are deemed to be interested in the same block of 630,240,380 Shares under Part XV of the SFO. Out of the 630,240,380 shares held by MIH, 185,000,000 shares are pledged to ABSA Bank Limited, as referenced in Note 4 below.

2 As Advance Data Services Limited is wholly owned by Ma Huateng, Mr. Ma has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

3 As Best Update International Limited is wholly owned by Zhang Zhidong, Mr. Zhang has interest in these shares as disclosed under the section of "Directors' Interests in Securities".

4 As ABSA Bank Limited has a security interest in 185,000,000 Shares, which are held by MIH QQ (BVI) Limited, and ABSA Bank Limited is wholly owned by Barclays through its intermediary company ABSA Group Limited, Barclays and ABSA Group Limited are deemed to be interested in the same block of 185,000,000 Shares under Part XV of the SFO.

Save as disclosed above, the Company had not been notified of any other persons (other than a director or chief executive of the Company) who, as at 31 December 2005, had an interest or short position in the shares and underlying shares in the Company as recorded in the register required to be kept under section 336 of the SFO.

COMPETING BUSINESS

MIH is wholly owned by Naspers Limited through its wholly owned intermediate holding companies, MIH (BVI) Limited, MIH Holdings Limited and MIH Investments (Pty) Ltd. Naspers Limited is listed on the JSE Securities Exchange South Africa and the Nasdaq Stock Market.

Naspers Limited is a multinational media group that conducts its activities through subsidiaries, joint ventures and associated companies, with its principal operations in pay-television and Internet platforms, print media, book publishing, private education and technology markets. The MIH group is a multinational provider of entertainment, interactive and e-media services with operations spanning over 50 countries delivering media services to consumers via television and the Internet. The MIH's group activities are focused on subscriber platforms providing television and Internet services to over two million paying subscribers in Africa, the Mediterranean and Asia.

COMPETING BUSINESS (Cont'd)

The MIH group has a 90% interest in Sportscn, which focuses on sports related content and offers sports results and prediction services to subscribers through various distribution channels, including pagers, mobile telephones, PDAs and PCs. The senior management team of Sportscn does not consist of any individuals that are senior managers within the Group. While Antonie Andries Roux, our Non-Executive Director, serves on the board of directors of Sportscn, the Company believes that there is a clear delineation of business, operations, target customers and management between Sportscn and the Group. The local partners of Sportscn are different from the founders of the Group and the Group, and more importantly, the business focus of Sportscn is currently limited to providing score information to a limited scope of sports enthusiasts, while the Group has a much broader audience and a broad range of content services. Accordingly, other than an overlap in relation to the provision of sports content, which we believe is an immaterial portion of our business, we are satisfied that in view of the different management teams, the different local partners, the different focus of the two businesses and the different segments of the markets that they target, the business of Sportscn does not, and is not likely to, compete with our business.

The Group and MIH did not enter into a non-competition deed. Two of our Directors, Messrs Antonie Andries Roux and Charles St Leger Searle, are also directors of certain MIH group companies.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2005, the five largest customers of the Group accounted for approximately 23.91 % of the Group's total revenues while the largest customer of the Group accounted for approximately 8.64% of the Group's total revenues. In addition, for the year ended 31 December 2005, the five largest suppliers of the Group accounted for approximately 51.91% of the Group's total purchases while the largest supplier of the Group accounted for approximately 24.08% of the Group's total purchases.

None of the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued capital) had an interest in any of the major customers or suppliers noted above.

AUDIT COMMITTEE

The Audit Committee comprises two Independent Non-Executive Directors, namely Messrs Iain Ferguson Bruce, as the Chairman, and Ian Charles Stone, and Mr Charles St Leger Searle, a Non-Executive Director is the third committee member. The committee meets at least four times annually and is authorized by the Board to investigate any activity within its terms of reference, which was prepared and adopted with reference to the provisions in Appendix 14 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited (the "Listing Rules") stipulating the Code on Corporate Governance Practices.

The Audit Committee provides an important link between the Board and the Company's auditors, reviews the financial information of the Company and oversees the Company's financial reporting system and internal control procedures.

The Audit Committee has reviewed the accounting principles and practices adopted by the Company, discussed auditing, internal control and financial reporting matters and reviewed the Group's audited financial statements for the year ended 31 December 2005.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save for the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules in respect of the segregation of the role of the chairman and chief executive officer ("CEO"), none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the year ended 31 December 2005, complied with the code provisions of the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules.

Code provision A.2.1 provides that the roles of the chairman and CEO should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and CEO should be clearly established and set out in writing.

During the year under review, Mr Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and CEO would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decision in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments when the right time comes.

The Corporate Governance Report is set out on page 35 of this annual report.

ADOPTION OF CODE OF CONDUCT REGARDING DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the required standard set out in Appendix 10 - Model Code for Securities Transactions by Directors of Listed Companies under the Listing Rules. The Directors have complied with such code of conduct throughout the accounting year covered by this annual report.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

EMPLOYEE AND REMUNERATION POLICIES

As at 31 December 2005, the Group had 2,274 employees (2004: 1,108), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of workers employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the year ended 31 December 2005 was RMB344.5 million (2004: RMB156.7 million).

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of its directors, the directors confirm that the Company has maintained during the year since its listing the amount of public float as required under the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members will be closed from Wednesday, 17 May 2006 to Wednesday, 24 May 2006 both days inclusive, during which period no transfer of shares will be registered. In order to be entitled to attend and vote at the forthcoming AGM and to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, Shop 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00p.m. on Tuesday, 16 May 2006.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM.

On behalf of the Board

Ma Huateng
Chairman

Hong Kong, 22 March 2006

The Company applied the principles and complied with all requirements of the code provisions set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")(the "CG Code") with the deviation in respect of the segregation of the role of the chairman and chief executive officer ("CEO"). The following summarizes the Company's corporate governance practices and explains the deviation from the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

- The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules (the "Model Code"). All Directors have confirmed, following specific enquiry by the Company, full compliance with the Model Code throughout the year 2005.
- The Company has a model code for securities transactions by the staff. The code is in no less exacting terms than the Model Code.
- Relevant employees who may have sensitive information of the Company are required to file notices of intention to deal in the securities of the Company with the Chairman and they should get the acknowledgement of their intention from the Company before they deal in the securities of the Company.
- Details of security interests in the Company held by the Directors are set out in the Directors' Report on page 26 of this annual report.

Deviation: Nil

BOARD OF DIRECTORS

A balanced board consisting of independent non-executive directors of at least one-third of the board

- The Board of the Company includes two Executive Directors ("EDs"), two Non-Executive Directors ("NEDs") and three Independent Non-Executive Directors ("INEDs"). A list of all Directors is set out in the Corporate Information section on page 2 of this annual report. All the directors are explicitly identified in all corporate communications.

Deviation: Nil

The board should have a balance of skills and experience appropriate for the requirements of the business of the Company

- In relation to the Internet market in which the Company operates, the wide range of business, financial and management experience of the Board provides an appropriate balance of skills and experiences.
- A list of Directors and their respective biographies are set out on pages 24 to 25 of the Directors' Report. The information is also published on the Company's corporate website www.tencent.com (the "Company's corporate website").

Deviation: Nil

The board should assume responsibility for leadership and control of the Company and is collectively responsible for promoting the success of the Company

- The Board of the Company has the following primary responsibilities:
  - — determines the Group's mission, provides strategic direction to the Group and is responsible for the approval of strategic plans;
  - — approves the annual business plan and budget proposed by management;
  - — retains full and effective control over the Group and monitors management with regard to the implementation of the approved annual budget and business plan;
  - — establishes board sub-committees with clear terms of reference and responsibilities as appropriate; and
  - — defines levels of delegation in respect of specific matters, with required authority to board sub-committees and management.
- The Board is supported by several committees. The Audit Committee and the Remuneration Committee have defined terms of reference covering their duties, powers and functions. The chairmen of the respective committees report regularly to the Board and, as appropriate, make recommendations on matters discussed. The Board and its committees are supplied with full and timely information which enables them to discharge their responsibilities.

Deviation: Nil

Nomination of directors

- The Board determines director selection, orientation and evaluation.
- The Board identifies and evaluates candidates for appointment as directors. Following the appointment of new directors to the board, an orientation programme is arranged to facilitate their understanding of the Group.
- There is no nomination committee established. The Board will review the structure from time to time and will, if necessary, establish a nomination committee at the appropriate time.

Deviation: Nil

The Company should have a formal schedule of matters specifically reserved to the board and those delegated to management. There should be a clear division of responsibilities amongst committees and each of them should have specific terms of reference

- The Board is responsible for determining the overall strategy and approving the annual business plan of the Group, and ensuring the business operations are properly planned, authorized, undertaken and monitored. All policy matters of the Group, material transactions or transactions where there is conflict of interests are reserved for the Board's decisions.
- The Board has delegated the day-to-day responsibility to the management team which includes the chief officers, namely the Chief Executive Officer, the President, the Chief Technology Officer, the Chief Operation Officer, the Chief Information Officer, the Chief Administration Officer, the Chief Financial Officer and the Senior Executive Vice-President who is in charge of the International Business Department.

- The management team meets fortnightly and is responsible for the formulation of policies for consideration of the Board, and in carrying out and implementing the policies laid down by the Board. The management team is delegated with the authority from the Board to administer, enforce, interpret and supervise compliance with those parts of the internal rules and operational procedures of its subsidiaries, other than the Listing Rules, and conduct regular reviews of the same, recommend, and advise on appropriate amendments which do not involve policy matters for the approval by the boards of the respective subsidiaries. The management team reports to the Board on a regular basis and communicates with the Board whenever required.

Deviation: Nil

Non-executive directors should be appointed for specific terms and all directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment

- All the NEDs and the INEDs are appointed with specific terms for a term of one year ending after the close of the AGM.
- All of the Board members shall retire from office at each AGM until 23 March 2007, after which the Board shall retire by rotation, pursuant to the Articles of Association.
- According to the Articles of Association, Directors appointed to fill a casual vacancy shall hold office only until the next following AGM, and shall be eligible for re-appointment.

Deviation: Nil

The board should meet regularly to discharge its duties. Sufficient information is provided to the board and its committees in a timely manner

- The Board meets regularly, normally once a quarter, and additional meetings will be arranged, if and when required. Regular Board/committees meeting schedules of each year are made available to all Directors/committees' members before the commencement of the year. Directors can attend meetings in person or through other means of electronic communication.
- The Company Secretary assists the Chairman in establishing the meeting agenda, and each Director may request inclusion of items in the agenda.
- The information packages that contain analysis and background material, will be circulated normally three days in advance of Board/committees meetings to Directors/committees' members.
- There exists open atmosphere for Directors to contribute alternative views at meetings and major decisions will only be taken after a full discussion at Board meetings.
- The Chief Administration Officer, the Chief Financial Officer and the Chief Strategy and Investment Officer (now the President) are usually invited to attend Board meetings. Other executives will be invited to Board meetings from time to time for making presentations or answering Board's enquiries.
- Minutes of Board/committees meetings are recorded and draft minutes are circulated to all Directors/committees' members for comments before being approved by the Board/committees at the next meeting.
- Matters on transactions where Directors are considered having conflict of interests or material interests will not be dealt with by way of written resolutions. The Directors concerned could express views but will not be counted in quorum of meeting and shall abstain from voting of the relevant resolution. According to the Articles of Association, an interest of 5 % or more is considered material.

- All Directors have access to Chief Legal Counsel/Company Secretary who are responsible for ensuring that the Board procedures are complied with, and advising the Board on compliance matters.
- Minutes of the Board/committees meetings are kept by the Company Secretary and are open for inspection by Directors.
- The attendance records of all Board meetings held in 2005 are set out below:

Number of meetings:	**5**
Executive Directors	
Ma Huateng (Chairman)	5/5
Zhang Zhidong	5/5
Non-Executive Directors	
Antonie Andries Roux	4/5
Charles St Leger Searle	5/5
Independent Non-Executive Directors	
Li Dong Sheng	4/5
Iain Ferguson Bruce	4/5
Ian Charles Stone	3/5

Deviation: Nil

Every director is required to keep abreast of responsibilities as a director of the Company and of the conduct, business activities and development of the Company

- Management provides appropriate and sufficient information to Directors and the committee members in a timely manner to keep them updated of the latest developments of the Group and enable them to discharge their responsibilities.
- All Directors had attended training sessions in relation to the responsibilities as a director. Relevant sections of the Listing Rules and regulations reminding Directors of their responsibilities in making disclosure of their interests, potential conflict of interests, and changes in personal particulars to the Company in a timely manner will be updated and circulated to the Board from time to time.
- Before the listing of the Company, meetings had been organized for providing induction to new Directors to help them familiarize with the Company management, business, and governance practices.
- The Company also encourages its Directors to participate in continuous professional development seminars and courses organized by qualified institutions to ensure that they continually update their skills and have the knowledge on the latest development or changes in statutes, the Listing Rules, corporate governance practices etc. that are required for discharging their responsibilities.
- The Board and the committees are provided with sufficient resources to discharge their duties including, inter alia, the retention of outside advisers at the Company's expense, as they deem necessary.

Distinctive roles of chairman and chief executive officer

Code provision A.2.1 provides that the roles of the chairman and CEO should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and CEO should be clearly established and set out in writing.

Deviation: Yes with the following considered reasons

- During the year under review, Mr Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and CEO would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any market change, make timely decisions in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments at the appropriate time.
- In February 2006, the Company promoted the Chief Strategy and Investment Officer to be the President of the Company to assist the CEO to manage the day-to-day operations of the Company.

The Company should arrange appropriate insurance cover in respect of legal action against its directors.

- A directors and officers' liabilities insurance is in place.

Deviation: Nil

REMUNERATION OF DIRECTORS

There should be a formal and transparent procedure for setting policy on executive directors' remuneration and for fixing the remuneration packages for all directors

- The Board has established a Remuneration Committee, comprising two INEDs and one NED appointed by the Board. The members of the Remuneration Committee are Mr Antonie Andries Roux (Chairman) and Messrs Li Dong Sheng and Ian Charles Stone.
- The principal responsibilities of the Remuneration Committee include formulation of the remuneration policy, review and recommending to the Board the annual remuneration policy, and determination of the remuneration of the Board and the chief officers of the Company. The objective of the remuneration policy is to ensure that the Company is able to attract, retain, and motivate a high-caliber team which is essential to the success of the Company.
- No Director can determine his own remuneration.
- The Chairman of the Remuneration Committee reports findings and recommendations to the Board after each meeting.
- The terms of reference of the Remuneration Committee are posted on the Company's corporate website.

- Details of the remuneration of the Directors for the year ended 31 December 2005 are set out in Note 27 to the consolidated financial statements.
- Although there was no remuneration committee meeting held during the year, remuneration-related information had been circulated to the members of the remuneration committee on a timely basis and in January 2006, a remuneration committee meeting had been held.
- During the year, the Remuneration Committee resolved the following major resolutions:
  - — the approval to grant options to staff of the Group;
  - — the appointment of the Chief Strategy and Investment Officer and the determination of his package; and
  - — the review of the remuneration packages paid to members of the Board.

Deviation: Nil

ACCOUNTABILITY AND AUDIT

The board should present a balanced, clear, and comprehensible assessment of the Company's performance, position, and prospects

- The Board's responsibility for presenting a balanced, clear and understandable assessment extends to interim and annual reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules as well as to information required to be disclosed pursuant to statutory requirements.
- The Board is not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue on a going concern basis.
- The Company has appointed external auditors, PricewaterhouseCoopers, to perform reviews and an audit of its interim and annual financial statements respectively in accordance with the requirements laid down in International Standards on Auditing.
- Management provides explanations and information to the Board which will enable the Board to make an informed assessment of the financial and other information put before the Board for approval.
- The Board, with the recommendation of the Audit Committee, approves the Company's financial statements, interim and annual reports.
- The Company publishes its financial results on a quarterly basis to enhance transparency about its performance and to give details of the latest developments of the Group in a timely manner.
- The Company has announced its annual and interim results in a timely manner after the end of the relevant periods.

Deviation: Nil

The board should ensure that the Company maintains sound and effective internal controls to safeguard the shareholders' investment and the Company's assets

- The Board has the ultimate responsibility for the Group's internal control system.
- The Company has various approval matrices, which are applicable to different managerial levels, which aim to:
  - help the achievement of business objectives, safeguard assets against unauthorized use or disposition;
  - ensure the maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication; and
  - ensure compliance with relevant legislation and regulations.
- The key procedures that the Board established to provide effective internal controls are as follows:
  - A distinct organizational structure exists with defined lines of authority and control responsibilities. Relevant Division/Department Heads are involved in preparing the strategic plan which lays down the corporate strategies to be pursued in the following year for achieving the annual operational and financial targets. Both the strategic plan and the annual operating plan lay down the foundation for the preparation of the annual budget by which resources are allocated in accordance with identified and prioritized business opportunities. The annual operating plan and the annual budget are approved by the Board on an annual basis.
  - Variances against budgets are analyzed, and explained, and appropriate actions are taken, if necessary, to rectify deficiencies noted.
  - Internal Audit Department ("IA") performs independent reviews of the operational areas identified by management and presents the findings and the prospective audit plan to the Audit Committee on a quarterly basis.
- Reviews of different business and functional operations and activities will be conducted by IA with audit resources being focused on higher risk areas. Ad hoc reviews will also be conducted by IA on areas of concern identified by management.
- Division/Department Heads will be notified of the deficiencies noted for rectification, and IA will follow up with the implementation of audit recommendations. Significant internal control weaknesses are brought to the attention of the Audit Committee and if necessary to the Board, and to management for remedial action.

Deviation: Nil

The board should establish formal and transparent arrangements for considering how it applies the financial reporting and internal control principles and for maintaining an appropriate relationship with the Company's auditors

- The Audit Committee, comprising two INEDs and one NED, appointed by the Board who have extensive experience in financial matters, meets at least four times a year. The members are Mr Iain Ferguson Bruce (Chairman) and Messrs Ian Charles Stone and Charles St Leger Searle. Mr Bruce is a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants and Mr Searle is a member of the Institute of Chartered Accountants in Australia. None of the Audit Committee members are members of the former or existing auditors of the Company.

- Senior representatives of the external auditors and managements are invited to attend the meetings when necessary.
- In 2005, the fees paid to the Company's external auditors for non-audit related activities amounted to approximately USD90,000.
- The Committee reports its work, findings and recommendations to the Board after each meeting. The terms of reference of the Audit Committee are posted on the Company's corporate website.
- The principal responsibilities of and work done by the Audit Committee in 2005 include:
  - To serve as a focal point for communication between other Directors, the external auditors and internal auditors in respect of the duties relating to financial and other reporting, internal controls, external and internal audits, and such other matters as the Board determines from time to time.
  - To assist the Board in fulfilling its responsibility by providing an independent review and supervision of financial reporting.
  - To review the scope and results of internal audit procedures, ensure coordination between the internal and external auditors and ensure that the internal audit function is adequately resourced and has appropriate standing within the Group.
  - To review the appointment of external auditors on an annual basis including a review of the audit scope and approval of the audit fees.
  - To review the annual and interim financial statements prior to their approval by the Board, and recommend application of accounting policies and changes to financial reporting requirements.
  - To ensure continuing auditor objectivity and to safeguard independence of the Company's auditors. The Committee has granted authorization of non-audit services for which the external auditors may provide.
- The attendance of individual members at Audit Committee meetings held in 2005 is set out below:

Number of meetings	**5**
Independent Non-Executive Directors	
Iain Ferguson Bruce (Chairman)	5/5
Ian Charles Stone	4/5
Non-Executive Director	
Charles St Leger Searle	5/5

Deviation: Nil

COMMUNICATION WITH SHAREHOLDERS

The board should endeavor to maintain an on-going dialogue with shareholders, in particular, use annual general meetings to communicate with shareholders and encourage their participation

- The Company establishes and maintains different communication channels with its shareholders through the publication of annual and interim results announcements and press releases.
- The AGM provides a useful forum for shareholders to exchange views with the Board. The Chairmen of the Company, the Audit Committee and the Remuneration Committee are available at the AGM to answer shareholders' questions.
- Separate resolutions are proposed at AGM on each separate issue, including the election of individual Directors.
- Details of the poll voting procedures and the rights of shareholders to demand a poll are included in the circular to shareholders and has been despatched together with the annual report. The circular also includes details of the procedures and the timetable of proposing appropriate candidates to stand for election as Directors at annual general meetings, and relevant details of proposed resolutions, including biographies of each candidates standing for re-election and whether such candidates are considered to be independent.
- The results of the poll are published in the newspapers and on the Company's corporate website.
- Financial and all shareholder corporate communications of the Company are made available on the Company's corporate website, which is updated on a regular basis.

Deviation: Nil

On behalf of the Board

Ma Huateng
Chairman

Hong Kong, 22 March 2006

AUDITORS' REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF TENCENT HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the accompanying consolidated balance sheet of Tencent Holdings Limited (the "Company") and its subsidiaries (the "Group") and balance sheet of the Company as at 31 December 2005 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements set out on pages 45 to 114 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly in all material respects the financial position of the Company standing alone and of the Group as at 31 December 2005, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22 March 2006

CONSOLIDATED BALANCE SHEET

As at 31 December 2005

	Note	As at 31 December 2005 RMB'000	2004 RMB'000 (Restated)
ASSETS			
Non-current assets			
Fixed assets	6	**365,047**	142,080
Intangible assets	7	**21,432**	—
Held-to-maturity investments	9	**244,581**	167,374
Deferred income tax assets	22	**96,362**	—
Available-for-sale investments	10	**36,073**	—
		763,495	309,454
Current assets			
Inventories		**2,647**	—
Accounts receivable	11	**222,754**	192,725
Prepayments, deposits and other receivables	12	**32,570**	50,347
Financial assets held for trading	13	**383,887**	666,900
Term deposits with original maturities of over three months	14	**445,725**	784,054
Cash and cash equivalents	15	**1,576,044**	859,841
		2,663,627	2,553,867
Total assets		**3,427,122**	2,863,321
EQUITY			
Shareholders' equity			
Share capital	16	**192**	192
Share premium	16	**1,666,044**	1,777,721
Share-based compensation reserve	16	**40,109**	5,583
Other reserves	17(a)	**66,609**	52,442
Retained earnings		**1,155,459**	816,300
		2,928,413	2,652,238

The accompanying notes on pages 51 to 114 form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2005

	Note	As at 31 December 2005 RMB'000	As at 31 December 2004 RMB'000 (Restated)
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities	22	**810**	—
Current liabilities			
Accounts payable	19	**25,555**	2,506
Other payables and accruals	20	**196,187**	79,912
Dividends payable		**—**	145
Current income tax liabilities		**28,766**	5,648
Other tax liabilities	30(b)	**13,256**	59,650
Deferred revenue	21	**234,135**	63,222
		497,899	211,083
Total liabilities		**498,709**	211,083
Total equity and liabilities		**3,427,122**	2,863,321

On behalf of the board of directors of the Company

Ma Huateng
Director

Zhang Zhidong
Director

The accompanying notes on pages 51 to 114 form an integral part of these consolidated financial statements.

BALANCE SHEET – THE COMPANY

As at 31 December 2005

	Note	As at 31 December 2005 RMB'000	2004 RMB'000 (Restated)
ASSETS			
Non-current assets			
Fixed assets		**549**	1,161
Intangible assets		**32**	—
Investments in subsidiaries	8(a)	**68,389**	5,587
		68,970	6,748
Current assets			
Amounts due from subsidiaries	8(b)	**1,523,735**	1,816,302
Prepayments, deposits and other receivables		**3,314**	1,770
Term deposits with original maturities of over three months	14	**20,176**	33,156
Cash and cash equivalents	15	**62,356**	46,059
		1,609,581	1,897,287
Total assets		**1,678,551**	1,904,035
EQUITY			
Shareholders' equity			
Share capital	16	**192**	192
Share premium	16	**1,666,044**	1,777,721
Share-based compensation reserve	16	**40,109**	5,583
Other reserves	17(b)	**(16,534)**	(16,534)
(Accumulated deficit)/retained earnings		**(24,114)**	106,212
		1,665,697	1,873,174
LIABILITIES			
Current liabilities			
Amounts due to subsidiaries	8(b)	**10,662**	24,793
Other payables and accruals		**2,192**	5,923
Dividends payable		**—**	145
		12,854	30,861
Total equity and liabilities		**1,678,551**	1,904,035

On behalf of the board of directors of the Company

Ma Huateng
Director

Zhang Zhidong
Director

The accompanying notes on pages 51 to 114 form an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

	Note	For the year ended 31 December 2005 RMB'000	2004 RMB'000 (Restated)
Revenues			
Internet value-added services		**786,680**	439,041
Mobile and telecommunications value-added services		**517,265**	641,190
Online advertising		**112,826**	54,801
Others		**9,624**	8,501
		1,426,395	1,143,533
Cost of revenues	23, 25	**(469,869)**	(418,125)
Gross profit		**956,526**	725,408
Other gains, net	24	**73,145**	25,915
Selling and marketing expenses	25	**(197,627)**	(109,517)
General and administrative expenses	25	**(347,685)**	(173,110)
Operating profit		**484,359**	468,696
Finance costs	29	**(47,304)**	(5,043)
Profit before income tax		**437,055**	463,653
Income tax benefit/(expenses)	30(a)	**48,307**	(22,534)
Profit for the year		**485,362**	441,119
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in RMB per share)			
- basic	31	**0.274**	0.290
- diluted	31	**0.267**	0.284

The accompanying notes on pages 51 to 114 form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended 31 December 2005

	Issued share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Other reserves RMB'000	Retained earnings RMB'000	Total RMB'000
Balance at 1 January 2004	138	15,261	—	23,653	432,905	471,957
Profit for the year, as restated	—	—	—	—	441,119	441,119
Issue of shares in an initial public offering ("IPO")	52	1,905,195	—	—	—	1,905,247
Shares issuance expenses	—	(151,506)	—	—	—	(151,506)
Employees share option scheme:						
- value of employee services (Note 2.1)	—	—	5,583	—	—	5,583
- proceeds from shares issued	2	8,771	—	—	—	8,773
Profit appropriations to statutory reserves	—	—	—	28,789	(28,789)	—
Dividend relating to 2003	—	—	—	—	(28,935)	(28,935)
Balance at 31 December 2004	192	1,777,721	5,583	52,442	816,300	2,652,238
Balance at 1 January 2005	**192**	**1,777,721**	**5,583**	**52,442**	**816,300**	**2,652,238**
Profit for the year	—	—	—	—	**485,362**	**485,362**
Employees share option scheme:						
- value of employee services	—	—	**34,526**	—	—	**34,526**
- proceeds from shares issued	**1**	**11,408**	—	—	—	**11,409**
Repurchase and cancellation of shares (Note 16)	**(1)**	**(123,085)**	—	—	—	**(123,086)**
Profit appropriations to statutory reserves	—	—	—	**14,167**	**(14,167)**	—
Dividend relating to 2004 (Note 32)	—	—	—	—	**(132,036)**	**(132,036)**
Balance at 31 December 2005	**192**	**1,666,044**	**40,109**	**66,609**	**1,155,459**	**2,928,413**

The accompanying notes on pages 51 to 114 form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005

	Note	For the year ended 31 December 2005 RMB'000	2004 RMB'000
Cash flows from operating activities			
Cash generated from/(used in) operations	33(a)	**1,017,633**	(182,587)
Income tax paid		**(24,127)**	(24,989)
Net cash generated from/(used in) operating activities		**993,506**	(207,576)
Cash flows from investing activities			
Payments for a business combination	36	**(13,517)**	—
Purchase of fixed assets		**(255,984)**	(90,536)
Proceeds from disposals of fixed assets	33(a)	**161**	788
Purchase of intangible assets		**(8,118)**	—
Capital contribution in Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), consolidated by the Group upon its formation		—	11,000
Purchase of available-for-sale investments	10	**(36,073)**	—
Purchase of held-to-maturity investments		**(80,920)**	(165,778)
Decrease/(increase) in term deposits with original maturities of over three months		**338,329**	(760,743)
Interest received		**45,571**	10,113
Net cash used in investing activities		**(10,551)**	(995,156)
Cash flows from financing activities			
Proceeds from issue of ordinary shares	33(b)	**11,409**	1,914,020
Payments for shares issuance expenses	33(b)	**(3,181)**	(148,325)
Payments for repurchase of shares	16	**(123,086)**	—
Repayment of amounts due from shareholders		—	82
Dividends paid to shareholders		**(132,181)**	(28,790)
Net cash (used in)/generated from financing activities		**(247,039)**	1,736,987
Net increase in cash and cash equivalents		**735,916**	534,255
Cash and cash equivalents at beginning of the year		**859,841**	325,586
Exchange losses on cash and cash equivalents		**(19,713)**	—
Cash and cash equivalents at end of the year		**1,576,044**	859,841

The accompanying notes on pages 51 to 114 form an integral part of these consolidated financial statements.

1 GENERAL INFORMATION

Tencent Holdings Limited (the "Company") was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited (defined as the "SEHK") since 16 June 2004.

The Company is an investment holding company. The Company and its subsidiaries (collectively, the "Group") are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The operations of the Group were initially conducted through Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), a limited liability company established in the PRC by certain shareholders of the Company on 11 November 1998. Tencent Computer is legally owned by the core founders of the Company who are PRC citizens (the "Registered Shareholders").

The PRC laws and regulations limit foreign ownership of companies providing value-added telecommunications services, which included activities and services operated by Tencent Computer. In order to enable certain foreign companies to make investments into the business of the Group, the Company established a subsidiary, Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), which is a wholly foreign owned enterprise incorporated in the PRC on 24 February 2000. The foreign investors of the Company then subscribed to additional equity interests of the Company.

Certain contractual arrangements have been made among the Company, Tencent Technology, Tencent Computer and the Registered Shareholders so that the decision-making rights and operating and financing activities of Tencent Computer are ultimately controlled by the Company. The Company and Tencent Technology are also entitled to substantially all of the operating profits and residual benefits generated by Tencent Computer under these arrangements. In particular, the Registered Shareholders are required under their contractual arrangements with the Group to transfer these interests in Tencent Computer to the Group or the Group's designee upon the Group's request at a pre-agreed nominal consideration.

As a result, Tencent Computer is accounted for as a subsidiary and the formation of the Group was accounted for as a business combination between entities under common control under a method similar to the uniting of interests method for recording all assets and liabilities at predecessor carrying amounts. The financial statements are presented as if these three entities had always been combined. This approach was adopted because in management's belief it best reflects the substance of the formation.

1 GENERAL INFORMATION (Cont'd)

During 2004, the Registered Shareholders established another company in the PRC, Shiji Kaixuan, in order to carry out certain business operations of the Group similar to Tencent Computer. The Company also incorporated another wholly foreign owned enterprise, Shidai Zhaoyang Technology (Shenzhen) Company Limited ("Shidai Zhaoyang"). Similar contractual arrangements have been made among the Company, Shidai Zhaoyang, Shiji Kaixuan and the Registered Shareholders. Shiji Kaixuan is also accounted for as a subsidiary of the Group for accounting purposes.

These consolidated balance sheet of the Group and balance sheet of the Company as at 31 December 2005 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended (collectively defined as the "Financial Statements") have been approved for issue by the board of directors of the Company on 22 March 2006.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation and presentation

The Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"), under the historical cost convention, as modified by the revaluation of available-for-sale investments and financial assets held for trading.

The preparation of the Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements are disclosed in Note 4.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation and presentation (Cont'd)

i) Adoption of revised/new IFRS, interpretation and amendments

In 2005, the Group adopted the following revised/newly released IFRS, interpretation and amendments to public standard which should be applied for periods beginning on or after 1 January 2005 and are relevant to its operations. The audited consolidated financial statements for the year ended 31 December 2004 have been restated as required, in accordance with the relevant requirements.

IAS 1 (revised 2003)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 8 (revised 2003)	Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003)	Events after the Balance Sheet Date
IAS 16 (revised 2003)	Property, Plant and Equipment
IAS 17 (revised 2003)	Leases
IAS 21 (revised 2003)	The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)	Related Party Disclosures
IAS 27 (revised 2003)	Consolidated and Separate Financial Statements
IAS 32 (revised 2003)	Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)	Earnings per Share
IAS 39 (revised 2003)	Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004)	Share-based Payment
IFRS 3 (revised 2004)	Business Combinations
IFRIC 2	Members' Shares in Co-operative Entities and Similar Instruments
SIC 12 (Amendment)	Consolidation - Special Purpose Entities
IAS 39 (Amendment)	Transition and Initial Recognition of Financial Assets and Financial Liabilities

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation and presentation (Cont'd)

i) Adoption of revised/new IFRS, interpretation and amendments (Cont'd)

The adoption of IAS 1, 2, 8, 10, 16, 17, 21, 24, 27, 32, 33 and 39 (all revised in 2003), IFRIC 2, SIC 12 (Amendment) and IAS 39 (Amendment) did not result in substantial changes to the Group's accounting policies. In summary:

- IAS 1 (revised 2003) has affected the presentation of minority interest and other disclosures.
- IAS 21 (revised 2003) has no material effect to the Group's policy. The functional currency of each of the consolidated entities has been re-valuated based on the guidance laid down in the revised standard. All the Group entities have the same functional currency which is also used as the presentation currency.
- IAS 39 (revised 2003) has affected the classification of financial assets at fair value through profit and loss.

The adoption of IFRS 3 (revised 2004) requires simultaneous adoption with IAS 36 "Impairment of Assets" (revised 2004) and IAS 38 "Intangible Assets" (revised 2004), which are effective on or after 31 March 2004. The adoption of IFRS 3 (revised 2004), IAS 36 (revised 2004) and IAS 38 (revised 2004) form the accounting policies for goodwill arising from business combination (Note 2.6(a)) and other intangible assets recognised by the Group (Note 2.6(b)) during the year.

The adoption of IFRS 2 (issued 2004) has resulted in a change in the accounting policy for share-based payments. Prior to this, the provision of share options to employees did not result in a charge in the income statement. Subsequent to the adoption of IFRS 2 (issued 2004), the Group charges the cost of share options to the income statement (Note 2.15(c)).

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.1 Basis of preparation and presentation (Cont'd)

i) Adoption of revised/new IFRS, interpretation and amendments (Cont'd)

The adoption of IFRS 2 (issued 2004) requires retrospective application to all the share options granted to employees after 7 November 2002 which remained unvested as at 1 January 2005, the resulting accounting impact is as follows:

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Increase in share-based compensation reserve	**40,109**	5,583	**40,109**	5,583
Increase in investments in subsidiaries	**—**	—	**40,109**	5,583
Decrease in retained earnings brought forward as previously reported	**5,583**	—	**—**	—
Increase in cost of revenues	**7,785**	1,909	**—**	—
Increase in selling and marketing expenses	**5,720**	1,035	**—**	—
Increase in general and administrative expenses	**21,021**	2,639	**—**	—
Decrease in basic EPS (RMB)	**0.0195**	0.0037	**—**	—
Decrease in diluted EPS (RMB)	**0.0190**	0.0036	**—**	—

ii) Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory applied for accounting periods beginning on or after 1 January 2006 or later periods but which the Group has not early adopted. The Group is in the process of making an assessment of the impact of these new IFRS and is not yet in a position to state what impact all these new IFRS would have on its results of operations and financial position.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.2 Consolidation

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2.6(a)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The Financial Statements are presented in Renminbi ("RMB"), which is both the functional currency of the Company and its subsidiaries and presentation currency of the financial statements of the Group.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.4 Foreign currency translation (Cont'd)

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences are recognised in profit or loss, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency of RMB are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.4 Foreign currency translation (Cont'd)

(c) Group companies (Cont'd)

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Fixed assets

All fixed assets are stated at historical cost less accumulated depreciation and accumulated impairment charge. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated on the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	20 - 50 years
Computer equipment	3 - 5 years
Furniture and office equipment	5 years
Motor vehicles	5 years
Leasehold improvements	the shorter of their useful lives or over the lease terms

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2.7).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.6 Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(b) Other intangible assets

Other intangible assets mainly include domain name, computer software and technology and non-compete agreements acquired from a business combination. They are initially recognised and measured at estimated fair value upon acquisition.

Cost of computer software and technology purchased are being amortised on a straight-line basis over their estimated economic lives of three to five years; and non-compete agreements are being amortised on a straight-line basis over the non-competition period.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. Computer software development costs recognised as assets are amortised over their estimated useful lives.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.7 Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.8 Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are classified as "accounts receivable" or "other receivables" in the balance sheet.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.8 Financial assets (Cont'd)

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities and the Group's management has the positive intention and ability to hold to maturity.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the "Financial assets at fair value through profit or loss" category, including interest and dividend income, are presented in the income statement within "Other gains/(losses), net" in the period in which they arise.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences are recognised in income statement, and other changes in carrying amount are recognised in equity. Changes in the fair value of monetary securities classified as available-for-sale and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as "Gains and losses from investment securities". Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payments is established.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.8 Financial assets (Cont'd)

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. Impairment testing of accounts receivable is described in Note 2.11.

2.9 Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

During the year, the Group did not hold any derivative instruments designated as a hedging instrument but held certain derivative instruments which did not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement. However, if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed, an entity is precluded from measuring the derivative financial instrument at fair value, which shall be stated at cost.

2.10 Inventories

Inventories are commodities purchased from third parties, and mainly consist of low value consumable gifts. Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average method.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.11 Accounts receivable

Accounts receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement within general and administrative expenses.

2.12 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities within three months, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet, if any.

2.13 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where the Company purchases the Company's equity share capital, the shares are to be cancelled and the consideration to be paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders.

2.14 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Financial Statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.15 Employee benefits

(a) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick and maternity leave are not recognised until the time of leave.

(b) Pension obligations

The Group contributes on a monthly basis to various defined contribution benefit plans organised by the relevant governmental authorities. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these plans are expensed as incurred. Assets of the plans are held by government authorities and are separate from those of the Group.

(c) Share-based compensation benefits

The Group adopted two share option schemes (see Note 18). The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted by using an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.16 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

2.17 Revenue recognition

The Group principally derives revenues from provision of Internet value-added services, mobile and telecommunications value-added services and online advertising services in the PRC.

(a) Internet value-added services and mobile and telecommunications value-added services

Revenue from Internet value-added services are derived from subscriptions received/receivable from the provision of a comprehensive customer service platform that utilises instant messaging and online entertainment services to create a virtual community over the Internet.

Mobile and telecommunication value-added services revenues are derived principally from providing users with mobile instant messaging services, mobile chat services, and other mobile value-added services such as mobile interactive voice response services, ringback tone services, music and image/picture downloads, mobile news and information content services and mobile game services.

Internet value-added services and mobile and telecommunications value-added services are either billed on a monthly subscription basis or on a per transaction/message basis. Certain of these services are delivered to the Group's customers through the platforms of various subsidiaries of mobile operators in the PRC mainly China Mobile Communications Corporation ("China Mobile") and China United Communications Corporation ("China Unicom"), and these operators also collect certain service fees (the "Internet and Mobile Service Fees") on behalf of the Group.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.17 Revenue recognition (Cont'd)

(a) Internet value-added services and mobile and telecommunications value-added services (Cont'd)

In order to derive the Internet and Mobile Service Fees collected on behalf of the Group by China Mobile and China Unicom, the two mobile operators are entitled to a fixed commission, which is calculated based on agreed percentages of the Internet and Mobile Service Fees received/receivable by them, plus, in certain cases, a fixed per-message adjustment for the excess of messages sent over messages received between the platforms of the Group and these operators (collectively defined as "Mobile and Telecom Charges"). The Mobile and Telecom Charges are withheld and deducted from the gross Internet and Mobile Service Fees collected by the two operators from the users, with the net amounts remitted to the Group.

The Internet and Mobile Service Fees and the Mobile and Telecom Charges, or the net amount of the two, are confirmed and advised by subsidiaries of China Mobile and China Unicom to the Group on a monthly basis.

For the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies. Historical data used in estimating revenues include the most recent three-month history of the Internet and Mobile Service Fees actually derived from the operations, the number of subscriptions and the volume of data transmitted between the network gateways of the Group and the mobile operators. Adjustments are made in subsequent periods in the event that the actual revenue amounts are different from the original estimates.

In addition, the Internet value-added services can also be subscribed through prepaid cards and tokens sold by the Group through non-mobile channels such as sales agents appointed by the Group and banks. Receipts from the sales of prepaid cards and tokens are deferred and recorded as "deferred revenue" in the consolidated balance sheet. The amounts are recognised as revenue of the Group based on the actual utilization for consumption of the respective services (see also Note 21).

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.17 Revenue recognition (Cont'd)

(b) Online advertising

Online advertising revenues are derived from fees for selling advertising space on the Group's websites and instant messaging windows in the forms of banners, links and logos, etc. and delivery of advertisements by various means throughout the community created by the Group.

All the advertising contracts are based on the actual time period that the advertisements appear on the Group's websites or instant messaging windows and the revenues are recognised ratably over the period in which the advertisements are displayed.

(c) Interest income

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

2.18 Government grants/subsidies

Grants/subsidies from government are recognised at their fair value where there is a reasonable assurance that the grants/subsidies will be received and the Group will comply with all attached conditions.

Under these circumstances, the grants/subsidies are recognised as income or matched with the associated costs which the grants/subsidies are intended to compensate.

2.19 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.20 Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (Cont'd)

2.21 Research and development expenses

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technical feasibility and its costs can be measured reliably. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding five years.

Development assets are tested for impairment annually.

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and price risk), credit risk and interest rate risk. The Group's overall risk management strategy seeks to minimise the potential adverse effects on the financial performance of the Group.

(a) Market risk

i) Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government.

The proceeds derived from the IPO are all denominated in Hong Kong Dollars ("HKD"). A large portion of them has already been invested into various investments denominated in US Dollars ("USD"). In addition, the Group is required to pay dividends in HKD in the future when dividends are declared.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(a) Market risk (Cont'd)

i) Foreign exchange risk (Cont'd)

The Group had USD and HKD monetary assets as at 31 December 2005 as stated below.

Monetary assets	Currency denomination	As at 31 December	
		2005	2004
		RMB'000	RMB'000
Non-current assets			
Held-to-maturity investments	USD	**244,581**	167,374
Current assets			
Financial assets held for trading	USD	**383,887**	666,900
Term deposits with original maturities of over three months	USD	**20,409**	576,227
Term deposits with original maturities of over three months	HKD	**316**	122,826
Cash and cash equivalents	USD	**858,974**	325,593
Cash and cash equivalents	HKD	**86,982**	40,736

The Group may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with its deposits and investments. The Group has not used any means to hedge the exposure to foreign exchange risk.

On 21 July 2005, the PRC government announced that RMB is to be floated in line with a basket of certain selected currencies and not to be pegged with USD on or after that day. As a result, RMB appreciated by approximately 2% as compared to USD based on the exchange rate announced on that day and the Group suffered exchange losses of approximately RMB47,304,000 as a result of RMB appreciation. The losses were recorded as finance costs in the income statement for the year ended 31 December 2005.

ii) Price risk

The Group is exposed to price risk because of investments held by the Group and classified as financial assets held for trading. They are stated at fair value through profit or loss. The Group is not exposed to commodity price risk.

3 FINANCIAL RISK MANAGEMENT (Cont'd)

3.1 Financial risk factors (Cont'd)

(b) Credit risk

As mentioned in Note 2.17(a), the Internet and Mobile Service Fees are substantially derived from co-operative arrangements with China Mobile and China Unicom. If the strategic relationship with either mobile operator is terminated or scaled-back; or if the mobile operators alter the co-operative arrangements; or if they experience financial difficulties in paying us, the Group's mobile and telecommunication value-added services and Internet value-added services might be adversely affected in terms of recoverability of receivables.

However, in view of our history of cooperation with the mobile operators and the sound collection history of the receivables due from them, the management believes that there is no material credit risk inherent in the Group's outstanding accounts receivable balances.

(c) Interest rate risk

The Group has no interest-bearing borrowings. The Group's exposure to changes in interest rates is mainly attributable to its interest-bearing assets including held-to-maturity investments, term deposits with original maturities of over three months and cash and cash equivalents, details of which have been disclosed in Notes 9, 14 and 15 to the Financial Statements. Interest rates on these investments and deposits have been fixed in the relevant contracts. Other financial assets and liabilities do not have material interest rate risk.

3.2 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The nominal value less estimated credit adjustments of accounts receivable and payable are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purpose is estimated by discounting the future contractual cash flows at the current market interest rate that is applicable for similar financial instruments.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal to the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Recognition of Internet value-added services and mobile and telecommunications value-added services

As mentioned in Note 2.17(a), for the Internet and Mobile Service Fees not yet confirmed/advised by the operators at the time of reporting the financial results of the Group, management of the Group estimates the amounts receivable based on historical data and developing trends in customer payment delinquencies.

As at 31 December 2005, the balance of accounts receivable due from China Mobile and China Unicom, which had not been confirmed, was estimated at RMB50,112,000 (2004: RMB66,894,000).

(b) Recognition of share-based compensation expenses

As mention in Note 2.15(c), the Company has granted share options to its employees. The directors have used the Black-Scholes valuation model (the "BS Model") to determine the total fair value of the options granted, which is to be expensed over the vesting period. Significant judgement, such as risk free rate, dividend yield, expected volatility and turnover rate of grantees, is required to be made by the directors as the parameters for applying the BS Model (Note 18).

The fair value of options granted for the year ended 31 December 2005 determined using the BS Model was approximately RMB127,000,000 (2004: RMB46,000,000).

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Cont'd)

4.2 Critical judgements in applying the Group's accounting policies

(a) Recognition of deferred tax assets

Certain intragroup software and technology sales have been transacted within the Group. The costs of the self-developed software and technology purchased have been amortised by two subsidiary companies, Tencent Computer and Shiji Kaixuan, over their contracted useful lives (the "Amortisation").

According to an approval document issued by the local tax bureau in 2005, the directors believe that the Amortisation can be treated as a deductible expense in ascertaining the assessable profits of Tencent Computer and Shiji Kaixuan (the "Tax Deduction Claims"), and consider that it is appropriate for the Group to start to recognise deferred tax assets relating to such intragroup software and technology sales. The amount of the deferred tax assets was calculated based on temporary differences arising from the accounting bases (at the Group level) and the tax bases of the software and technology involved in the intragroup transactions reported by Tencent Computer and Shiji Kaixuan at their enacted enterprise income tax rates.

As at 31 December 2005, the relevant deferred tax assets were approximately RMB96,362,000 (2004: Nil) (Note 22).

(b) Recognition of derivative financial instruments

During the year, a subsidiary of the Company, Shiji Kaixuan, entered into an agreement with Shenzhen Domain Computer Network Company Limited ("Shenzhen Domain") and its owners (the "Sellers") to subscribe for/acquire in aggregate 19.9% of Shenzhen Doman's equity interests. The Group has paid RMB29,850,000 while the total consideration is determined with reference to future profits of Shenzhen Domain. According to the agreement, the Company is entitled to certain options to acquire additional equity interests up to 60% ("Call options") in Shenzhen Domain from the Sellers, within a specified period, at consideration payable based on the future profit that would be achieved by Shenzhen Domain ("Predetermined Considerations"). In addition, upon the occurrence of certain triggering events, the Sellers may also require the Company to acquire the remaining outstanding equity interests of Shenzhen Domain (the "Put Option") at the Predetermined Considerations (Note 10).

The directors of the Company consider that, based on the results of an assessment made by an external valuer according to the requirements of IFRS, the Company cannot reasonably determine and separate the fair values of the Call Options and the Put Option from the total consideration paid by the Group. The effect to the Financial Statements is considered to be immaterial.

5 SEGMENT INFORMATION

5.1 Primary reporting format – business segments

For the year ended 31 December 2005, the Group was principally engaged in the provision of the following services:

- Internet value-added services
- Mobile and telecommunications value-added services
- Online advertising

Other operations of the Group mainly comprised provision of trademark licensing and instant messaging services in business enterprise solution. Neither of these constitutes a separately reportable segment.

5 SEGMENT INFORMATION (Cont'd)

5.1 Primary reporting format – business segments (Cont'd)

The segment results and other segment items of the Group for the years ended 31 December 2005 and 2004 are presented as follows:

Year ended 31 December 2005	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	786,680	517,265	112,826	9,624	1,426,395
Gross profit/(loss)	555,200	328,001	78,065	(4,740)	956,526
Other gains, net					73,145
Selling and marketing expenses					(197,627)
General and administrative expenses					(347,685)
Operating profit					484,359
Finance costs					(47,304)
Profit before income tax					437,055
Income tax benefit					48,307
Profit for the year					485,362
Segment assets	262,311	105,796	22,759	5,450	396,316
Unallocated assets					3,030,806
Total assets					3,427,122
Segment liabilities	281,883	24,412	11,004	3,556	320,855
Unallocated liabilities					177,854
Total liabilities					498,709
Other segment items					
Capital expenditure	90,170	22,322	3,507	3,504	119,503
Unallocated capital expenditure					182,485
Total capital expenditure					301,988
Depreciation	20,848	5,894	936	909	28,587
Unallocated depreciation					26,390
Total depreciation					54,977
Amortisation	—	—	—	—	—
Unallocated amortisation					2,343
Total amortisation					2,343

5 SEGMENT INFORMATION (Cont'd)

5.1 Primary reporting format – business segments (Cont'd)

Year ended 31 December 2004	Internet value-added services RMB'000	Mobile and telecommunications value-added services RMB'000	Online advertising RMB'000	Others RMB'000	Total RMB'000
Revenues	439,041	641,190	54,801	8,501	1,143,533
Gross profit/(loss)	295,616	396,260	37,188	(3,656)	725,408
Other gains, net					25,915
Selling and marketing expenses					(109,517)
General and administrative expenses					(173,110)
Profit from operations					468,696
Finance costs					(5,043)
Profit before income tax					463,653
Income tax expenses					(22,534)
Profit for the year					441,119
Segment assets	151,084	132,213	9,617	5,965	298,879
Unallocated assets					2,564,442
Total assets					2,863,321
Segment liabilities	76,666	9,614	982	3,078	90,340
Unallocated liabilities					120,743
Total liabilities					211,083
Other segment items					
Capital expenditure	43,968	13,510	1,799	2,914	62,191
Unallocated capital expenditure					28,345
Total capital expenditure					90,536
Depreciation	14,520	4,540	605	987	20,652
Unallocated depreciation					7,157
Total depreciation					27,809

5 SEGMENT INFORMATION (Cont'd)

5.1 Primary reporting format – business segments (Cont'd)

There were no transactions between the business segments. Unallocated costs represent corporate expenses.

Segment assets consist primarily of fixed assets and receivables. Segment liabilities comprise operating liabilities and exclude items such as tax and other current liabilities. Capital expenditures represent additions to fixed assets and intangible assets. Unallocated assets consist primarily of corporate assets such as held-to-maturity investments, financial assets held for trading, available-for-sale investments, prepayments, deposits and other receivables, term deposits with original maturities of over three months and cash and cash equivalents. Unallocated liabilities consist primarily of other payables and accruals and tax liabilities.

5.2 Secondary reporting format – geographical segments

The Group mainly operates its businesses in the PRC (excluding Hong Kong) and all related assets are located in the PRC. The Group also held financial instruments as investments which were traded in other territories.

	Revenue		Total assets		Capital expenditure	
	2005	2004	**2005**	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000	**RMB'000**	RMB'000
Operating assets						
- The PRC	**1,426,395**	1,143,533	**1,821,898**	1,036,581	**301,988**	90,536
Investments						
- Hong Kong	**—**	—	**282,157**	589,831	**—**	—
- United States	**—**	—	**862,921**	542,598	**—**	—
- Europe	**—**	—	**376,891**	519,874	**—**	—
- Other countries	**—**	—	**83,255**	174,437	**—**	—
Consolidated	**1,426,395**	1,143,533	**3,427,122**	2,863,321	**301,988**	90,536

Revenue is presented based on the countries/geographical regions in which the services are provided. Segment assets are presented according to where the risks and returns of these assets are located. Assets located in the PRC mainly relate to provision of Internet and mobile value-added services and online advertising. Assets outside PRC are mainly held-to-maturity investments, financial assets held for trading, term deposits and cash and cash equivalents. Capital expenditures are presented according to where the assets are physical located.

6 FIXED ASSETS

	Buildings RMB'000	Computer equipment RMB'000	Furniture and office equipment RMB'000	Motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
At 1 January 2004						
Cost	—	91,354	5,434	1,801	6,728	105,317
Accumulated depreciation	—	(17,376)	(837)	(237)	(6,728)	(25,178)
Net book amount	—	73,978	4,597	1,564	—	80,139
Year ended 31 December 2004						
Opening net book amount	—	73,978	4,597	1,564	—	80,139
Additions	—	69,653	4,983	791	15,109	90,536
Disposals	—	(181)	(605)	—	—	(786)
Depreciation charge	—	(23,786)	(1,356)	(327)	(2,340)	(27,809)
Closing net book amount	—	119,664	7,619	2,028	12,769	142,080
At 31 December 2004						
Cost	—	160,565	9,703	2,591	16,118	188,977
Accumulated depreciation	—	(40,901)	(2,084)	(563)	(3,349)	(46,897)
Net book amount	—	119,664	7,619	2,028	12,769	142,080

6 FIXED ASSETS (Cont'd)

	Buildings RMB'000	Computer equipment RMB'000	Furniture and office equipment RMB'000	Motor vehicles RMB'000	Leasehold improvements RMB'000	Total RMB'000
Year ended 31 December 2005						
Opening net book amount	—	119,664	7,619	2,028	12,769	142,080
The Foxmail Acquisition (Note 36)	—	200	—	—	—	200
Additions	65,762	178,528	5,403	1,131	27,189	278,013
Disposals	—	(103)	(166)	—	—	(269)
Depreciation charge	—	(41,886)	(2,009)	(544)	(10,538)	(54,977)
Closing net book amount	65,762	256,403	10,847	2,615	29,420	365,047
At 31 December 2005						
Cost	65,762	338,462	14,678	3,722	43,307	465,931
Accumulated depreciation	—	(82,059)	(3,831)	(1,107)	(13,887)	(100,884)
Net book amount	65,762	256,403	10,847	2,615	29,420	365,047

Depreciation of RMB27,752,000 (2004: RMB17,967,000) were recorded as cost of revenues, RMB4,154,000 (2004: RMB1,619,000) as selling and marketing expenses and RMB23,071,000 (2004: RMB8,223,000) as general and administrative expenses for the year ended 31 December 2005.

7 INTANGIBLE ASSETS

	Goodwill RMB'000	Domain name RMB'000	Computer software and technology RMB'000	Non-compete agreement RMB'000	Total RMB'000
Year ended 31 December 2005					
Opening net book amount	—	—	—	—	—
The Foxmail Acquisition (Note 36)	3,010	67	6,715	5,865	15,657
Additions	—	409	7,709	—	8,118
Amortisation charge	—	—	(1,203)	(1,140)	(2,343)
Closing net book amount	3,010	476	13,221	4,725	21,432
At 31 December 2005					
Cost	3,010	476	14,424	5,865	23,775
Accumulated amortisation and impairment	—	—	(1,203)	(1,140)	(2,343)
Net book amount	3,010	476	13,221	4,725	21,432

Amortisation of RMB2,343,000 (2004: Nil) has been charged to general and administrative expenses for the year ended 31 December 2005.

There was no impairment charge made against goodwill for the year ended 31 December 2005.

8 INTERESTS IN SUBSIDIARIES

(a) Investment in subsidiaries

The amount represents investments in equity interests of subsidiaries of the Company. Details are as follows:

	2005 RMB'000	2004 RMB'000
Investments in equity interests of subsidiaries:		
- at cost, unlisted	**8**	4
- investments arising from share-based compensation (Note i)	**40,109**	5,583
- amount due from subsidiaries (Note iii)	**28,272**	—
	68,389	5,587

The following is a list of principal subsidiaries of the Company as at 31 December 2005:

Name	Place and date of establishment and nature of legal entity	Particulars of issued/registered share capital	Percentage of equity/interest attributable to the Company				Principal activities
			2005		2004		
			Direct	Indirect	Direct	Indirect	
Tencent Computer	Established on 11 November 1998 in the PRC, private limited liability company	RMB20,000,000	—	100% (Note ii)	—	100% (Note ii)	Provision of Internet instant messaging and value-added services and of Internet advertisement service
Tencent Technology	Established on 24 February 2000 in the PRC, wholly foreign owned enterprise	USD2,000,000	—	100%	—	100%	Development of computer software and provision of Internet information service
Tencent Limited	Established on 14 March 1997 in BVI, private limited liability company	USD1	100%	—	100%	—	Investment holding

8 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/registered share capital	Percentage of equity/interest attributable to the Company				Principal activities
			2005		2004		
			Direct	Indirect	Direct	Indirect	
Realtime Century Technology Limited	Established on 14 March 1997 in BVI, private limited liability company	USD1	100%	—	100%	—	Investment holding
Shiji Kaixuan	Established on 13 January 2004 in the PRC, private limited liability company	RMB11,000,000	—	100% (Note ii)	—	100% (Note ii)	Provision of Internet instant messaging and value-added services and of Internet advertisement service
Shidai Zhaoyang	Established on 8 February 2004 in the PRC, wholly foreign owned enterprise	USD500,000	—	100%	—	100%	Provision of technical and management consultancy services
Tencent Asset Management Limited	Established on 7 July 2004 in BVI, private limited liability company	USD100	100%	—	100%	—	Assets management
Best Logistic Developments Limited	Established on 5 May 2004 in BVI, private limited liability company	USD 100	100%	—	100%	—	Investment holding
TCH Alpha Limited	Established on 15 October 2004 in BVI, private limited liability company	USD 100	100%	—	100%	—	Investment holding
TCH Beta Limited ("TCH Beta")	Established on 15 October 2004 in BVI, private limited liability company	USD 100	100%	—	100%	—	Holder of certain intellectual properties

8 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/registered share capital	Percentage of equity/interest attributable to the Company				Principal activities
			2005		2004		
			Direct	Indirect	Direct	Indirect	
TCH Sigma Limited	Established on 15 October 2004 in BVI, private limited liability company	USD 100	100%	—	100%	—	Holder of certain intellectual properties
TCH Delta Limited	Established on 25 February 2005 in BVI, private limited liability company	USD 100	100%	—	—	—	Investment holding
TCH Gamma Limited	Established on 25 February 2005 in BVI, private limited liability company	USD 100	100%	—	—	—	Holder of certain intellectual properties
Tencent Technology (Beijing) Company Limited ("Tencent Beijing")	Established on 30 March 2005 in the PRC, wholly foreign owned enterprise	USD 1,000,000	—	100%	—	—	Development of computer software and provision of Internet information service
TCH Lambada Limited	Established on 30 August 2005 in BVI, private limited liability company	USD 100	100%	—	—	—	Dormant
TCH Theta Limited	Established on 30 August 2005 in BVI, private limited liability company	USD 100	100%	—	—	—	Investment holding
TCH Zeta Limited	Established on 30 August 2005 in BVI, private limited liability company	USD 100	100%	—	—	—	Investment holding

8 INTERESTS IN SUBSIDIARIES (Cont'd)

(a) Investment in subsidiaries (Cont'd)

Name	Place and date of establishment and nature of legal entity	Particulars of issued/registered share capital	Percentage of equity/interest attributable to the Company				Principal activities
			2005		2004		
			Direct	Indirect	Direct	Indirect	
Aceville Pte Limited	Established on 21 July 2005 in Singapore, private limited liability company	SGD 1	—	100%	—	—	Investment holding
High Morale Developments Limited	Established on 13 October 2005 in Hong Kong, private limited liability company	HKD 2	100%	—	—	—	Dormant

Note i: The amount represents share-based compensation expenses arising from grant of share options of the Company to employees of subsidiaries in exchange for their services offered to the subsidiaries.

Note ii: As described in Note 1, the Company lacks equity ownership in these two subsidiaries. Nevertheless, under certain contractual agreements enacted among the registered owners, the Company and its other subsidiaries, the Company controls these companies by way of controlling more than one half of the voting rights of them, governing their financial and operating policies and appointing or removing the majority of the members of their controlling authorities, and casting the majority of votes at meetings of such authorities. In addition, such contractual agreements also transfer the risks and rewards of the two companies to the Company. As a result, they are presented as consolidating subsidiaries of the Company.

Note iii: The amounts due from subsidiaries mainly represent advances made for investments in Shidai Zhaoyang, Tencent Beijing and the Foxmail Acquisition (defined in Note 36). All these balances are unsecured and interest free and their settlements are neither planned nor likely to occur in the foreseeable future. The directors consider that it is appropriate to treat the balances as quasi equities in these companies and record them as non-current assets of the Company.

(b) Amounts due from/(to) subsidiaries

The amounts due from/(to) subsidiaries represent current account balances within the Group. All balances are unsecured and interest free and are expected to be repayable within one year.

9 HELD-TO-MATURITY INVESTMENTS

The amount as at 31 December 2005 represents two 3-Year notes and one 2-Year note issued by banks (the "Notes") with interest at variable annual coupon rates over the period of the Notes and with maturity in 2007. Embedded in the Notes are call options (the "Option") which entitle the issuers to repurchase the Notes at par from the Group after specified periods are lapsed until maturity of the Notes. Upon the exercise of the Option, the issuers are required to pay to the Group the principal together with the accrued interest.

There were no disposals or impairment provision made against held-to-maturity investments for the year ended 31 December 2005.

10 AVAILABLE-FOR-SALE INVESTMENTS

	2005	2004
	RMB'000	RMB'000
Beginning of the year	—	—
Additions:		
- equity interests in Shenzhen Domain (Note 4.2(b))	**29,850**	—
- equity interests in GoPets Ltd. ("GoPets") (Note)	**6,223**	—
End of the year	**36,073**	—
Current portion	—	—
Non-current portion	**36,073**	—

Note: The amount represents equity investment made by a subsidiary of the Company, Aceville Pte Limited, in GoPets, a limited liability company incorporated in Korea. The equity investment comprises 0.219% of the ordinary shares and 8.108% of the preferred shares in GoPets. The preferred shares are redeemable and convertible into ordinary shares.

The directors are of the opinion that there is no active market to assess the fair value of the investments given the two investee companies are private companies. The purchase considerations paid under arm's length negotiations should be the initial fair values for the investments. In addition, the directors consider that there had not been any material changes occurred which would lead to a change in the fair values of these available-for-sale investments from the dates of their acquisition to 31 December 2005. Therefore, no revaluation difference was required to be recognised in the Financial Statements and no impairment provision was required to be made as at 31 December 2005.

11 ACCOUNTS RECEIVABLE

	2005	2004
	RMB'000	RMB'000
0 - 30 days	125,323	130,297
31 days - 60 days	30,637	25,340
61 days - 90 days	17,362	15,711
Over 90 days but less than a year	49,432	21,377
	222,754	192,725

The Group has no formal credit periods communicated to its major customers but the customers usually settle the amounts due to it within a period of 30 to 90 days. A substantial balance of the receivable balances as at 31 December 2005 and 31 December 2004 were due from China Mobile, China Unicom and China Telecommunications Corporation and their respective branches, subsidiaries and affiliates. Management considers that the net book value of the receivable balance approximates its fair value as at 31 December 2005.

12 PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	2005	2004
	RMB'000	RMB'000
Prepaid expenses	9,318	8,535
Advance to suppliers	5,897	6,078
Rental deposits and other deposits	7,800	3,207
Interest receivable	3,569	3,785
Staff advance	908	2,359
Refundable value added tax ("VAT") (Note)	—	17,922
Others	5,078	8,461
	32,570	50,347

Note: According to a notice of the relevant government authorities in the PRC, Caishui 2000 No. 25, the portion of VAT paid in excess of 3% of the consideration of the software products developed and sold by an ordinary VAT payer would be immediately refunded by the tax bureau ("Tax Rebate"). During the year, certain intragroup software sales had been transacted within the Group, and this resulted in Tax Rebate of approximately RMB7,000,000 (2004: RMB57,132,000). The amount, together with the unsettled balance brought forward from 2004, had been fully settled by the local tax authority to the Group in cash for the year ended 31 December 2005.

In addition, the respective VAT paid/payable in these intragroup transactions, net of the amounts of Tax Rebate receivable, in the amount of approximately RMB1,500,000 (2004: RMB12,243,000) (Note 25), had been recorded as part of the general and administrative expenses of the Group during the year.

13 FINANCIAL ASSETS HELD FOR TRADING

	2005	2004
	RMB'000	RMB'000
Investment portfolio (Note i)	**302,948**	666,900
Floating rate debt instruments (Note ii)	**80,939**	—
	383,887	666,900

Note i: The fair values of the respective underlying financial instruments in the portfolio as at 31 December 2005 were determined with reference to the respective published price quotations in an active market.

Note ii: The fair value of these instruments as at 31 December 2005 were determined with reference to the published price quotations in an active market.

Changes in fair values of financial assets held for trading are recorded in other gains, net and finance costs in the income statement. Movements in financial assets held for trading have been presented as changes in operating activities in the consolidated cash flow statement of the Group (Note 33).

14 TERM DEPOSITS WITH ORIGINAL MATURITIES OF OVER THREE MONTHS

The effective interest rates of the term deposits of the Group and the Company with original maturities of over three months for the year ended 31 December 2005 were 2.15% (2004: 1.70%) and 2.75% (2004: 1.23%), respectively.

As at 31 December 2005, the Group had term deposits with original maturities of over three months denominated in USD and HKD as presented in Note 3.1(a). The deposit balance of the Company denominated in USD as at 31 December 2005 was RMB20,176,000 (2004: RMB33,156,000).

15 CASH AND CASH EQUIVALENTS

	Group		Company	
	2005	2004	**2005**	2004
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cash at bank and in hand	**1,170,360**	382,282	**52,672**	41,915
Short-term deposits with original maturities within three months	**405,684**	477,559	**9,684**	4,144
	1,576,044	859,841	**62,356**	46,059

The effective interest rates of the short-term deposits of the Group and the Company with original maturities within three months for the year ended 31 December 2005 were 1.66% (2004: 1.59%) and 3.15% (2004: 0.84%), respectively.

Details of the balances maintained by the Group which were denominated in USD and HKD as at 31 December 2005 are presented in Note 3.1(a). Approximately RMB630,088,000 (2004: RMB493,512,000) of the total balance was denominated in RMB and deposited with banks in the PRC. The balances maintained by the Company denominated in USD and HKD were RMB11,281,000 (2004: RMB5,887,000) and RMB51,075,000 (2004: RMB40,106,000), respectively as at 31 December 2005. The Company had no material balance denominated in RMB.

16 SHARE CAPITAL, SHARE PREMIUM AND SHARE-BASED COMPENSATION RESERVE

	Number of ordinary shares	Issued share capital RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Total RMB'000
At 1 January 2004	18,006,868	138	15,261	—	15,399
Increase in number of shares upon a share split (Note (a))	1,242,473,892	—	—	—	—
Shares issued during the IPO of the Company (Note (b))	420,160,500	45	1,516,425	—	1,516,470
Additional shares issued with respect to over-allotment option of the IPO (Note (c))	63,024,000	7	237,264	—	237,271
Employees share option scheme:					
- value of employee services	—	—	—	5,583	5,583
- number of shares issued and proceeds received (Note (d))	21,239,150	2	8,771	—	8,773
At 31 December 2004/ 1 January 2005	**1,764,904,410**	**192**	**1,777,721**	**5,583**	**1,783,496**
Employees share option scheme:					
- value of employee services	—	—	—	**34,526**	**34,526**
- number of shares issued and proceeds received (Note (e))	**18,605,658**	**1**	**11,408**	—	**11,409**
Repurchase and cancellation of shares (Note (f))	**(14,266,000)**	**(1)**	**(123,085)**	—	**(123,086)**
At 31 December 2005	**1,769,244,068**	**192**	**1,666,044**	**40,109**	**1,706,345**

The authorised share capital of the Company as at 1 January 2004 was 53,941,626 shares with no par value each. On 24 March 2004, the Company undertook a share split whereby each then issued ordinary share was split into 70 shares. In addition, the board of directors also resolved to increase the authorised share capital to 10,000,000,000 ordinary shares and a par value of HKD0.0001 was re-assigned to each share. The shares and per share information presented in the Financial Statements have taken into account the effects of the share split as if it had taken place on 1 January 2004.

16 SHARE CAPITAL, SHARE PREMIUM AND SHARE-BASED COMPENSATION RESERVE (Cont'd)

Notes:

(a) On 24 March 2004, the Company undertook a share split whereby 1 then issued ordinary share was split into 70 shares, while the relative rights of each shareholder remained unchanged.

(b) On 16 June 2004, a total of 420,160,500 shares of HKD0.0001 per share were issued at HKD3.70 each and were fully paid up in the form of cash. The issuance consisted of (1) a public offering of 210,080,000 shares in Hong Kong and (2) a placement of 210,080,500 shares to institutional investors outside Hong Kong and the United States in reliance on Regulation S under the Securities Act and those in the United States in reliance on Rule 144A or another exemption under the Securities Act.

(c) On 8 July 2004, a total of 63,024,000 additional ordinary shares of HKD0.0001 per share were issued at HKD3.70 each after the exercise of an over-allotment option in full by the sponsor of the IPO on behalf of certain international purchasers.

(d) During the year of 2004, 21,239,150 Pre-IPO options (Note 18) of the Company granted in 2001 and 2002, at an exercise price of USD0.0497 each, were exercised.

(e) During the year of 2005, 16,465,650, 1,541,128 and 182,932 Pre-IPO options were exercised at exercise prices of USD0.0497, USD0.1967 and USD 0.4396 each, respectively. In addition, 415,948 Post-IPO options (Note 18) were exercised at an exercise price of HKD3.6650.

(f) During the year of 2005, the Company repurchased 14,266,000 of its own ordinary shares traded on the Main Board of the Stock Exchange. The total amount paid to acquire the shares was RMB123,086,000 and was deducted against shareholders' equity. These shares were then cancelled.

As at 31 December 2005, all issued shares were fully paid.

17 OTHER RESERVES

(a) Group

		PRC statutory reserves			
	Capital reserve	Statutory surplus reserve fund (Note)	Statutory public welfare fund (Note)	Reserve fund (Note)	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at 1 January 2004	20,000	500	3,122	31	23,653
Profit appropriations to statutory reserves	—	9,500	11,053	8,236	28,789
Balance at 31 December 2004/ 1 January 2005	**20,000**	**10,000**	**14,175**	**8,267**	**52,442**
Profit appropriations to statutory reserves	—	**171**	**13,996**	—	**14,167**
Balance at 31 December 2005	**20,000**	**10,171**	**28,171**	**8,267**	**66,609**

Note:

In accordance with the Companies Laws of the PRC and the provisions of the articles of association of two subsidiaries of the Group in the PRC, namely Tencent Computer and Shiji Kaixuan, appropriation of net profit (after offsetting accumulated losses from prior years) should be made by Tencent Computer and Shiji Kaixuan to their respective Statutory Surplus Reserve Funds, the Statutory Public Welfare Funds and the Discretionary Reserve Funds before distributions are made to the owners. The percentages of appropriation to Statutory Surplus Reserve Fund and Statutory Public Welfare Fund are 10% and 5 - 10%, respectively. The amount to be transferred to the Discretionary Reserve Fund is determined by the equity owners meetings of Tencent Computer and Shiji Kaixuan. When the balance of the Statutory Surplus Reserve Fund reaches 50% of the paid up/registered capital, such transfer needs not be made. Both the Statutory Surplus Reserve Fund and Discretionary Reserves Fund can be capitalised as capital of an enterprise, provided that the remaining Statutory Surplus Reserve Fund shall not be less than 25% of the registered capital. However, the Statutory Public Welfare Fund is only available to provide collective staff welfare benefits. As at 31 December 2005, the balance of the Statutory Surplus Reserve Fund of Tencent Computer reaches 50% of the paid up/registered capital.

17 OTHER RESERVES (Cont'd)

(a) Group (Cont'd)

In addition, in accordance with the Law of the PRC on Enterprises with Foreign Investments and the provisions of the articles of association of three other subsidiaries of the Group in the PRC, namely Tencent Technology, Shidai Zhaoyang and Tencent Beijing, appropriation from net profit (after offsetting accumulated losses brought forward from prior years) should be made by these three companies to their respective Reserve Funds and Staff Bonus and Welfare Funds before distributions are made to the owners. The percentage of net profit to be appropriated to the Reserve Fund is not less than 10% of the net profit. The percentage to be appropriated to the Staff Bonus and Welfare Fund is determined by the boards of directors of these three companies. When the balance of the Reserve Fund reaches 50% of the paid up share capital, such transfer needs not be made. As at 31 December 2005, the balance of the Reserve Fund of Tencent Technology reaches 50% of the paid up share capital.

The Staff Bonus and Welfare Fund is designated for funding the payments of special bonuses approved for employees and collective staff welfare benefits. With an approval obtained from their respective boards of directors of these companies, the Reserve Fund can be used to offset accumulated deficit or to increase capital.

During the year, the equity owners meetings of Tencent Computer and Shiji Kaixuan and the boards of directors of Tencent Technology approved the 2004 profit appropriations and these appropriations were recognised in their financial statements for the year ended 31 December 2005, respectively. In addition, no profit appropriations had been made by Shidai Zhaoyang for the year ended 31 December 2004 since it reported losses.

(b) Company

During the year ended 31 December 2004, the Company transferred all its equity investment (the "Transfer") in its wholly owned subsidiary, Tencent Technology, to another wholly owned subsidiary at a consideration of USD1 (equivalent to approximately RMB8). Since it is a reorganisation under common control of the same shareholder, the difference between the original cost of investment in Tencent Technology and the consideration received by the Company for the Transfer in the amount of RMB16,534,000 was recorded as a debit to the capital reserve of the Company and no gain or loss had been recognised by the Company in the transaction.

18 SHARE OPTION

(a) Share option schemes

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(i) Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")

Under the Pre-IPO Option Scheme, the board of directors of the Company granted options to eligible employees of the Group, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options were granted under the Pre-IPO Option Scheme was not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option was made. The number of ordinary shares in respect of which options were granted to any individual was not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted had to be taken up within 15 days of the date of grant, upon payment of RMB1 per grant. As at the effective date of the IPO of the Company on 16 June 2004, all options under this scheme had been granted.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. All the options are exercisable by installments from the commencement of the relevant vesting period until 31 December 2011.

(ii) Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The board of directors of the Company may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option Scheme.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment or the date of grant, respectively. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

18 SHARE OPTION (Cont'd)

(a) Share option schemes (Cont'd)

(ii) Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")(Cont'd)

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in species) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to: (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

(b) Movements in share options

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Pre-IPO Option Scheme		Post-IPO Option Scheme		Total
	Average exercise price	No. of options	Average exercise price	No. of options	Total number of options
At 1 January 2004	USD 0.0497	62,088,600	—	—	62,088,600
Granted	USD 0.2253	10,464,230	HKD 3.665	6,311,520	16,775,750
Exercised	USD 0.0497	(21,239,150)	—	—	(21,239,150)
Lapsed	USD 0.1192	(906,763)	HKD 3.665	(10,559)	(917,322)
At 31 December 2004	USD 0.0849	50,406,917	HKD 3.665	6,300,961	56,707,878
At 1 January 2005	**USD 0.0849**	**50,406,917**	**HKD 3.665**	**6,300,961**	**56,707,878**
Granted	—	—	**HKD 6.3772**	**48,209,268**	**48,209,268**
Exercised	**USD 0.0661**	**(18,189,710)**	**HKD 3.665**	**(415,948)**	**(18,605,658)**
Lapsed	**USD 0.2069**	**(642,850)**	**HKD 4.6071**	**(2,800,635)**	**(3,443,485)**
At 31 December 2005	**USD 0.0933**	**31,574,357**	**HKD 6.1627**	**51,293,646**	**82,868,003**

During the year ended 31 December 2005, no share options were granted to the directors of the Company or any consultants (2004: Nil).

18 SHARE OPTION (Cont'd)

(c) Outstanding share options

Out of the 82,868,003 options outstanding as at 31 December 2005 (2004: 56,707,878 options), 23,278,348 options (2004: 23,842,925 options) were currently exercisable. Options exercised for the year ended 31 December 2005 resulted in 18,605,658 ordinary shares issued (Note 16(e)). The related weighted average price of share at the time of exercise was HKD6.8323 (equivalent to approximately RMB7.1179) per share.

Details of the expiry dates, exercise price and the respective number of share options which remained outstanding as at 31 December 2005 and 2004 are as follows:

Expiry Date	Range of exercise price	Number of options	
		2005	2004
31 December 2011	USD0.0497	**23,774,550**	40,371,450
(Pre-IPO options)	USD0.1967-USD0.4396	**7,799,807**	10,035,467
10 years commencing from the adoption date of 24 March 2004 (Post-IPO options)	HKD3.665-HKD8.35	**51,293,646**	6,300,961
		82,868,003	56,707,878

18 SHARE OPTION (Cont'd)

(d) Fair values of options

The fair values of the options granted to the employees, determined using the BS Model, during the period from 1 January 2004 to 31 December 2005 are as follows:

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (ii))	Dividend yield (Note (iii))	Expected volatility (Note (iv))	Exercisable date
10/2/2004	RMB31,741,000	8,730,960	USD 0.1967	HKD 4.3235 (Note (i))	4.43%	0.6%	62.75%	Based on option grant date (Note (vi))
24/3/2004	HKD3,509,000	1,733,270	USD 0.1967 or 0.4396	HKD 3.4292 (Note (i))	3.300%	1.4%	80%	Based on the commencement date of employment (Note (v))
14/9/2004	HKD9,688,000	6,311,520	HKD 3.6650	HKD 3.6000	3.633%	1.4%	60%	Based on the commencement date of employment or based on option grant date (Note (v)&(vi))
26/1/2005	HKD27,864,000	16,006,530	HKD 4.4850	HKD 4.4750	3.305%	1.4%	55%	Based on the commencement date of employment or based on option grant date (Note (v)&(vi))
3/2/2005	HKD8,360,000	4,513,600	HKD 4.8000	HKD 4.8000	3.349%	1.4%	55%	Based on option grant date (Note (vi))

18 SHARE OPTION (Cont'd)

(d) Fair values of options (Cont'd)

Date of grant	Fair value of options	No. of options granted	Exercise price	Closing share price at date of grant	Risk free rate (Note (ii))	Dividend yield (Note (iii))	Expected volatility (Note (iv))	Exercisable date
23/3/2005	HKD1,489,000	660,000	HKD 5.5500	HKD 5.5500	4.199%	1.4%	55%	Based on option grant date or based on the commencement date of employment (Note(v) & (vi))
6/4/2005	HKD1,954,000	810,918	HKD 5.6700	HKD 5.5500	4.086%	1.4%	55%	Based on the commencement date of employment (Note(v))
19/5/2005	HKD1,222,000	500,000	HKD 5.6000	HKD 5.6000	3.793%	1.4%	55%	Based on the commencement date of employment (Note(v))
7/7/2005	HKD9,961,000	4,799,920	HKD 6.0100	HKD 5.9000	3.463%	1.4%	50%	Based on option grant date (Note (vi))
19/10/2005	HKD16,535,000	5,365,000	HKD 8.2400	HKD 8.0000	4.176%	1.4%	55%	Based on option grant date (Note (vi))
20/12/2005	HKD51,437,000	15,053,300	HKD 8.3500	HKD 8.3500	4.219%	1.4%	58%	Based on option grant date (Note (vi))
20/12/2005	HKD1,920,000	500,000	HKD 8.3500	HKD 8.3500	4.219%	1.4%	58%	Based on option grant date (Note (vii))

18 SHARE OPTION (Cont'd)

(d) Fair values of options (Cont'd)

Note:

(i) The fair values of the options of the Company determined by a third party valuer were used in the BS Model adopted in order to determine the fair values of the share options granted before the IPO of the Company which took place on 16 June 2004.

(ii) The risk free rate for the options granted on 10 February 2004 was determined based on the yield of the Chinese Government International Bond maturing in 2011 as at the date of valuation. The risk free rate for the options granted after February 2004 was determined based on the yield to maturity of Hong Kong Government Bonds with maturity in June 2012 as at the date of valuation.

(iii) Dividend yield is calculated using the average price to earnings ratio of 17 of comparable companies and a dividend payout ratio ranging from 10% to 25%.

(iv) Volatility, measured as the standard deviation of expected share price returns, is determined based on the average daily trading price volatility of the shares of the Company and comparable companies since their IPO to the valuation date.

(v) For options granted with exercisable date determined based on the commencement date of employment, the first 25% of the options can be exercised two years after the commencement date, and 25% each of the total options will become exercisable in each subsequent year.

(vi) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the option can be exercised one year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

(vii) For options granted with exercisable date determined based on the grant date of the options, the first 25% of the option can be exercised two year after the grant date, and 25% each of the total options will become exercisable in each subsequent year.

(e) Expected turnover rate of grantees

The expected yearly percentage of employees that will stay within the Group at the end of the vesting period is estimated with reference to the historical employee information, which is assessed to be 87%. The rate has been used to determine the amount of share-based compensation expenses reported in the Financial Statements.

19 ACCOUNTS PAYABLES

Accounts payable and their ageing analysis are as follows:

	2005 RMB'000	2004 RMB'000
0 - 30 days	**8,704**	694
31 days - 60 days	**15,126**	297
61 days - 90 days	**25**	23
Over 90 days but less than a year	**1,700**	1,492
	25,555	2,506

20 OTHER PAYABLES AND ACCRUALS

	2005 RMB'000	2004 RMB'000
Staff costs and welfare accruals	**100,097**	42,944
Marketing and administrative expenses accruals	**40,062**	13,452
Prepayments received from customers	**25,153**	4,007
Professional fees accruals	**10,223**	6,360
Others	**20,652**	13,149
	196,187	79,912

21 DEFERRED REVENUE

Deferred revenue mainly represents service fees prepaid by customers in the forms of prepaid cards and tokens of which the related services have not been rendered.

22 DEFERRED INCOME TAXES

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The gross movements of the deferred income tax account were as follows:

	2005	2004
	RMB'000	RMB'000
At beginning of year	**—**	988
Credit to income statement	**(110,234)**	(988)
Charge to income statement	**14,682**	—
At end of year (Note 30(a))	**(95,552)**	—

As mentioned in Note 4.2(a), the Group recognised deferred tax assets in respect of the temporary differences arising from certain intragroup software and technology sales transactions undertaken. The credits to income statement during the year represent originating temporary differences arising from these software sales while the charge to income statement represents the reversal of the temporary differences. The movements of deferred tax assets were as follows:

	2005	2004
	RMB'000	RMB'000
At beginning of year	**—**	—
Credit to income statement	**(110,020)**	—
Charge to income statement	**13,658**	—
At end of year	**(96,362)**	—

The Group recognises deferred tax liabilities in respect of the relevant taxes that may arise from the transfer of profits derived from Tencent Computer and Shiji Kaixuan, subsidiaries in which the Company has indirect beneficial interests, to the Company. The movements of deferred tax liabilities were as follows:

	2005	2004
	RMB'000	RMB'000
At beginning of year	**—**	988
Credit to income statement	**(214)**	(988)
Charge to income statement	**1,024**	—
At end of year	**810**	—

23 COST OF REVENUES

Cost of revenues mainly comprises the Mobile and Telecom Charges (mentioned in Note 2.17(a)), bandwidth and server custody fees, staff costs, sharing and content subscription costs incurred in deriving the revenues.

24 OTHER GAINS, NET

	2005 RMB'000	2004 RMB'000
Interest income	**45,355**	14,876
Fair value gains on financial assets held for trading	**17,308**	3,788
Government subsidy	**9,750**	7,233
Others	**732**	18
	73,145	25,915

25 EXPENSES BY NATURE

	2005 RMB'000	2004 RMB'000
Employee benefits expenses (Note i) (Note 26)	**344,460**	156,707
Mobile and Telecom Charges and bandwidth and server custody fees	**279,699**	316,409
Promotion and advertising expenses	**91,066**	55,403
Travelling and entertainment expenses	**51,884**	30,887
Depreciation of fixed assets (Note i)	**54,977**	27,809
Amortisation of intangible assets	**2,343**	—
Operating lease rentals in respect of office buildings	**23,143**	15,597
VAT paid upon transfer of software within the Group (Note 12)	**1,500**	12,243
Loss/(gain) on disposals of fixed assets	**108**	(2)
Other expenses	**166,001**	85,699
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**1,015,181**	700,752
Average number of full-time employees during the year	**1,752**	883

25 EXPENSES BY NATURE (Cont'd)

Note i: Research and development expenses for the year ended 31 December 2005 were RMB162,544,000 (2004: RMB56,410,000) which included employee benefit expenses and depreciation totalling RMB156,997,000 (2004: RMB44,611,000).

The Group did not capitalise any research and development expenses for the year ended 31 December 2005 (2004: Nil).

26 EMPLOYEE BENEFITS EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	2005	2004
	RMB'000	RMB'000
Wages, salaries and bonuses	**278,025**	135,918
Welfare, medical and other expenses	**20,256**	9,664
Share-based compensation expenses (Note 2.1)	**34,526**	5,583
Contributions to pension plans (Note)	**9,703**	3,662
Training expenses	**1,950**	1,880
	344,460	156,707

Note: All local employees of the subsidiaries in the PRC participate in employee social security plans enacted in the PRC, which cover pension, medical and other welfare benefits. The plans are organised and administered by the governmental authorities. Except for the welfare benefits provided by these social security plans, the Group has no other material commitments owing to the employees. According to the relevant regulations, the portion of premium and welfare benefit contributions that should be borne by the companies within the Group as required by the above social security plans are principally determined based on percentages of the basic salaries of employees, subject to a certain ceiling, and are paid to the respective labour and social welfare authorities. Contributions to the plans are expensed as incurred. The applicable percentages used to provide for insurance premium and welfare benefit funds are listed below.

	Percentage
Pension insurance	9% - 23%
Medical insurance	6.5% - 12%
Unemployment insurance	0.4% - 2%

27 DIRECTORS' EMOLUMENTS

The aggregate amounts of emoluments paid/payable to directors of the Company for the year are as follows:

	2005 RMB'000	2004 RMB'000
Fees - independent non-executive directors	624	477
Salaries, bonuses, allowances and benefits in kind	8,310	7,816
Contributions to pension plans	30	24
	8,964	8,317
Number of directors		
- with emoluments	5	5
- without emoluments	2	2
Number of directors	7	7

During the year, no share options had been granted to the directors (2004: Nil).

The remuneration of every director for the year ended 31 December 2005 is set out below.

Name of director	Fees RMB'000	Salaries, bonuses, allowances and benefits in kind RMB'000	Contribution to pension plans RMB'000	Total RMB'000
Ma Huateng	—	4,155	15	4,170
Zhang Zhidong	—	4,155	15	4,170
Iain Ferguson Bruce	208	—	—	208
Ian Charles Stone	208	—	—	208
Li Dong Sheng	208	—	—	208
Antonie Andries Roux	—	—	—	—
Charles St Leger Searle	—	—	—	—
	624	8,310	30	8,964

27 DIRECTORS' EMOLUMENTS (Cont'd)

The remuneration of every director for the year ended 31 December 2004 is set out below:

Name of director	Fees	Salaries, bonuses, allowances and benefits in kind	Contribution to pension plans	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Ma Huateng	—	3,908	12	3,920
Zhang Zhidong	—	3,908	12	3,920
Iain Ferguson Bruce	159	—	—	159
Ian Charles Stone	159	—	—	159
Li Dong Sheng	159	—	—	159
Antonie Andries Roux	—	—	—	—
Charles St Leger Searle	—	—	—	—
	477	7,816	24	8,317

No director received any emolument from the Group as an inducement to join or leave the Group or compensation for loss of office. No director waived or has agreed to waive any emoluments during the year (2004: Nil).

28 FIVE HIGHEST PAID INDIVIDUALS

The five individuals whose emoluments were the highest in the Group during the year included two (2004: two) directors whose details have been reflected in the analysis presented above (Note 27). The emoluments payable to the remaining three (2004: three) individuals during the year are as follows:

	2005	2004
	RMB'000	RMB'000
Salaries, bonuses, allowances and benefits in kind	**10,764**	10,547
Contribution to pension plans	**45**	36
Share-based compensation expenses charged to income statement	**3,652**	—
	14,461	10,583

28 FIVE HIGHEST PAID INDIVIDUALS (Cont'd)

The emoluments fell within the following bands:

	Number of individuals	
	2005	2004
Emolument bands		
RMB2,601,501 – RMB3,121,800 (equivalent to HKD2,500,001 - HKD3,000,000)	—	1
RMB3,121,801 – RMB3,642,100 (equivalent to HKD3,000,001 - HKD3,500,000)	—	1
RMB3,642,101 - RMB4,162,400 (equivalent to HKD3,500,001 - HKD4,000,000)	1	1
RMB4,162,401 - RMB4,682,700 (equivalent to HKD4,000,001 - HKD4,500,000)	1	—
RMB6,243,601 - RMB6,763,900 (equivalent to HKD6,000,001 – HKD6,500,000)	1	—

29 FINANCE COSTS

Finance costs for the year ended 31 December 2005 mainly include foreign exchange losses arising from translation of non-RMB denominated monetary assets (Note 3.1(a)).

30 TAX EXPENSES

(a) Income tax

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the year ended 31 December 2005 (2004: Nil).

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the year ended 31 December 2005 (2004: Nil).

(iii) PRC Enterprise Income Tax ("EIT")

EIT is provided on the assessable income of entities within the Group incorporated in the PRC, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

There are five subsidiaries of the Company in the PRC, namely, Tencent Computer, Tencent Technology, Shiji Kaixuan, Shidai Zhaoyang and Tencent Beijing.

Tencent Computer, Tencent Technology, Shiji Kaixuan and Shidai Zhaoyang were established in the Shenzhen Special Economic Zone of the PRC where they conduct their operations. Accordingly, they are subject to EIT at a rate of 15%.

According to the provisions stipulated in the tax circular, Shendishuierhan 2002 No. 128, Tencent Computer is exempt from EIT for one year commencing from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next two years. The first profit-making year of Tencent Computer was 2002. Accordingly, EIT was levied at 15% on its assessable profits for the year ended 31 December 2005 (2004: 7.5%).

Tencent Technology was approved by the relevant tax authorities as an enterprise with foreign investment with productive sales income under the provisions stipulated in the tax circular, Shendishuiwaihan 2003 No. 413. Accordingly, Tencent Technology is exempt from EIT for two years commencing from the first year of profitable operations after offsetting prior years' tax losses, followed by a 50% reduction for the next three years if its annual productive sales income exceeds 50% of its reported total sales income. 2003 is the first profit-making year of Tencent Technology. During the current year, it adopts a rate of 15% in accruing its EIT liability (2004: Nil).

30 TAX EXPENSES (Cont'd)

(a) Income tax (Cont'd)

(iii) PRC Enterprise Income Tax ("EIT") (Cont'd)

Shiji Kaixuan is exempt from EIT for two years starting from the first year of operations according to the provisions stipulated in the tax circular, Shenguoshuifu jianmian 2004 No. 0272. 2004 is the first year of operations of Shiji Kaixuan and accordingly, no provision for EIT has been made in its financial statements for the year ended 31 December 2005.

No provisions for EIT has been made by Shidai Zhaoyang since it has no assessable profits for the year ended 31 December 2005 (2004: Nil).

Tencent Beijing was incorporated in Zhongguancun Technology Park, Beijing, the PRC as a hi-tech enterprise. According to the special tax incentives granted by the local tax authority in Beijing, Tencent Beijing is exempt from EIT for three years starting from the first year of commercial operations followed by a 50% reduction for the next three years. 2005 is the first year of the operations for Tencent Beijing and accordingly, no provision for EIT was required for the current year.

The income tax (credits)/charges of the Group for the year ended 31 December 2005 are analysed as follows:

	2005	2004
	RMB'000	RMB'000
PRC current tax	**47,245**	23,522
Deferred income taxes (Note 22)	**(95,552)**	(988)
	(48,307)	22,534

30 TAX EXPENSES (Cont'd)

(a) Income tax (Cont'd)

(iii) PRC Enterprise Income Tax ("EIT") (Cont'd)

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted, as follows:

	2005	2004
	RMB'000	RMB'000
Profit before income tax	437,055	463,653
Tax calculated at a tax rate of 15% (2004: 15%)	65,558	69,548
Effect of different tax rates available to different companies of the Group	7,363	(1,799)
Effects of tax holiday on assessable profits of subsidiaries incorporated in the PRC	(38,021)	(111,556)
Expenses not deductible for tax purposes	9,463	2,411
Utilisation of previously unrecognised tax assets/ deferred tax assets not recognised	(6,760)	61,596
Recognition of previously unrecognised deferred tax assets (Note 4.2(a))	(88,638)	—
Unrecognised tax losses	2,728	2,334
Income tax (benefit)/expenses	(48,307)	22,534

(b) VAT, business tax and related taxes

The operations of the Group are also subject to the following taxes in the PRC:

Category	Tax rate	Basis of levy
VAT	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

31 EARNINGS PER SHARE

Basic

Basic EPS are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2005	2004
Profit attributable to the equity holders of the Company for the year (RMB'000) (Note a)	**485,362**	441,119
Weighted average number of ordinary shares in issue (thousands) (Note b)	**1,772,495**	1,523,376
Basic EPS (RMB per share)	**0.274**	0.290

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	2005	2004
Profit attributable to the equity holders of the Company for the year (RMB'000) (Note a)	**485,362**	441,119
Weighted average number of ordinary shares in issue (thousands) (Note b)	**1,772,495**	1,523,376
Adjustments for share options (thousands) (Note b)	**46,482**	30,652
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands)	**1,818,977**	1,554,028
Diluted EPS (RMB per share)	**0.267**	0.284

Note a: Profit attributable to the equity holders of the Company for the year ended 31 December 2004 has been restated to reflect the retrospective adjustments on the effects of share-based payment by the adoption of IFRS2 (issued 2004).

Note b: All per share information has been adjusted retrospectively as if the effect of the split of the Company's shares had taken place on 1 January 2004 (Note 16(a)).

32 DIVIDENDS

Pursuant to a resolution passed by board of directors, dividends in respect of 2004 have been declared and paid. The amounts were HKD0.07 per share.

Pursuant to a resolution passed by the board of directors dated 22 March 2006, a final dividend for 2005 of HKD0.08 per share was proposed, subject to the approval of the shareholders in the annual general meeting to be held on 24 May, 2006. Such proposed dividend has not been shown as an appropriation in the Financial Statements. The Financial Statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2006.

33 CONSOLIDATED CASH FLOW STATEMENTS

(a) Reconciliation of net profit to net cash inflow/(outflow) from operating activities:

	2005 RMB'000	2004 RMB'000
Profit for the year	**485,362**	441,119
Adjustments for:		
Income tax (benefit)/expenses	**(48,307)**	22,534
Depreciation of fixed assets	**54,977**	27,809
Amortisation of intangible assets	**2,343**	—
Loss/(gain) on disposals of fixed assets	**108**	(2)
Fair value gains on financial assets held for trading	**(17,308)**	(3,788)
Interest income	**(45,355)**	(14,876)
Share-based compensation expenses	**34,526**	5,583
Exchange losses on cash and cash equivalents	**19,713**	—
Changes in working capital:		
Inventories	**2,647**	—
Accounts receivable	**(30,029)**	(92,999)
Prepayments, deposits and other receivables	**14,846**	(11,307)
Financial assets held for trading	**300,321**	(663,112)
Accounts payable	**466**	2,506
Other payables and accruals and other tax liabilities	**72,410**	44,400
Deferred revenue	**170,913**	59,546
Cash generated from/(used in) operations	**1,017,633**	(182,587)

33 CONSOLIDATED CASH FLOW STATEMENTS (Cont'd)

In the consolidated cash flow statement, proceeds from disposals of fixed assets comprise:

	2005	2004
	RMB'000	RMB'000
Net book amount	269	786
(Loss)/gain on disposals of fixed assets	(108)	2
Proceeds from disposals of fixed assets	161	788

(b) Analysis of changes in financing during the years are as follows:

	Dividends payable	Share capital including premium	Total
	RMB'000	RMB'000	RMB'000
At 1 January 2004	—	15,317	15,317
Proceeds from issue of shares and share options	—	1,914,020	1,914,020
Payments for share issuance expenses	—	(148,325)	(148,325)
Received from shareholders	—	82	82
Proposed dividends	28,935	—	28,935
Payment of dividends	(28,790)	—	(28,790)
At 31 December 2004/1 January 2005	145	1,781,094	1,781,239
Proceeds from issue of shares and share options	—	11,409	11,409
Payments for share issuance expenses	—	(3,181)	(3,181)
Payments for repurchase of issued shares	—	(123,086)	(123,086)
Proposed dividends	132,036	—	132,036
Payment of dividends	(132,181)	—	(132,181)
At 31 December 2005	—	1,666,236	1,666,236

(c) Major non-cash transactions

There were no material non-cash transactions for the year ended 31 December 2005.

34 CONTINGENCIES

The Group has no material contingent liabilities.

35 COMMITMENTS

(a) Capital commitments

Capital commitments as at the balance sheet date is analysed as follows:

	2005	2004
	RMB'000	RMB'000
Contracted:		
Purchase of fixed assets	**13,491**	12,150
Authorised but not contracted:		
Purchase of land use rights and construction of buildings	**80,702**	—
	94,193	12,150

(b) Operating lease commitments

The future aggregate minimum lease payments committed or authorised under operating leases in respect of buildings are as follows:

	2005	2004
	RMB'000	RMB'000
Not later than one year	**20,519**	17,328
Later than one year and not later than five years	**5,458**	15,713
	25,977	33,041

35 COMMITMENTS (Cont'd)

(c) Other commitments

The future aggregate minimum lease payments under bandwidth and server custody leases are as follows:

	2005	2004
	RMB'000	RMB'000
Contracted:		
Not later than one year	**37,190**	14,616
Later than one year and not later than five years	**81**	3,250
	37,271	17,866
Authorised but not contracted:		
Not later than one year	—	48,035
	37,271	65,901

36 BUSINESS COMBINATIONS

On 16, March 2005, TCH Beta, a subsidiary of the Company, entered into an agreement with Boda Investments Holdings Limited ("Boda Investments") to acquire certain intangible assets (including domain name, technology and non-compete agreements) and fixed assets owned by Boda Investments and its affiliate (together referred as the "Foxmail Group") (the "Foxmail Acquisition"). The Foxmail Group was mainly engaged in the provision of e-mail technology services under the trade-name of Foxmail.

After the completion of the Foxmail Acquisition, all the substantial operational assets owned by the Foxmail Group had been transferred to the Group. In addition, the Foxmail Group and their original founders are also subject to non-competition obligations for a period of 3 years. As a result, the directors of the Company are of the opinion that the Foxmail Acquisition is a business combination in substance.

Details of assets acquired and the resultant goodwill are analysed as follows:

	2005 RMB'000
Purchase consideration:	
- cash paid	**13,517**
- included in other payables	**2,340**
	15,857
Fair value of assets acquired:	
- fixed assets (Note 6)	**(200)**
- intangible assets (Note 7)	
domain name	**(67)**
technology	**(6,715)**
non-compete agreements	**(5,865)**
Goodwill (Note 7)	**3,010**

In the opinion of the directors of the Company, the goodwill is attributable to the significant synergies expected to arise after the business combination mentioned above.

37 RELATED PARTIES TRANSACTIONS

Except as disclosed in Note 27 (Directors' emoluments) and Note 18 (Share option) to the Financial Statements, the Group had no other material transactions with related parties for the year ended 31 December 2005.

38 COMPARATIVES

As mentioned in Note 2.1, the comparative figures have been restated as a result of the adoption of IFRS 2. Moreover, interest income previously included under "Finance (costs)/income, net" is now presented as part of "Other gains, net" in the Financial Statements of the Group because management believes that it is a more fair representation of the Group's activities.

39 SUBSEQUENT EVENTS

Business combinations

In January 2006, the Group entered into an agreement with the owners of Joymax Development Ltd. ("Joymax") in order to acquire 100% of the equity interests in Joymax. Joymax (including its subsidiaries) is a provider of mobile value-added services in the PRC. The initial purchase consideration will be with reference to Joymax's audited net asset value as at 31 December 2005, with adjustments made to it based on the operating performance to be achieved by Joymax for the years ending 31 December 2006 and 2007.

Tencent 腾讯

Website 網址：www.tencent.com

Head Office
5th to 10th Floor, FIYTA Hi-tech Building, Gaoxinnanyi Avenue
Southern District of Hi-tech Park, Shenzhen, 518057, the PRC

總辦事處
深圳市高新科技園南區
高新南一道飛亞達高科技大廈5至10樓

Zipcode 郵編：518057
Telephone 電話：86-755-86013388
Facsimile 傳真：86-755-86013399

Hong Kong Office
Room 3002, 30/F., Far East Finance Centre
16 Harcourt Road, Hong Kong

香港辦事處
香港夏慤道16號
遠東金融中心30樓3002室

Telephone 電話：852-21795122
Facsimile 傳真：852-25290222